     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 2003
                                                       REGISTRATION NO. 333-

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         URSTADT BIDDLE PROPERTIES INC.
             (Exact name of registrant as specified in its charter)

           MARYLAND                                      04-2458042
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

                               321 RAILROAD AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 863-8200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         CHARLES J. URSTADT                          WILLING L. BIDDLE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER       PRESIDENT AND CHIEF OPERATING OFFICER
   URSTADT BIDDLE PROPERTIES INC.              URSTADT BIDDLE PROPERTIES INC.
        321 RAILROAD AVENUE                         321 RAILROAD AVENUE
    GREENWICH, CONNECTICUT 06830                GREENWICH, CONNECTICUT 06830
           (203) 863-8200                              (203) 863-8200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              THOMAS J. DRAGO, ESQ.
                              COUDERT BROTHERS LLP
                                 GRACE BUILDING
                           1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-7703
                                 (212) 626-4400


       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                        CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                                      PROPOSED
                                                                      MAXIMUM
                                                                      OFFERING        PROPOSED         AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE     PRICE PER    MAXIMUM AGGREGATE  REGISTRATION
                 TO BE REGISTERED                    REGISTERED       UNIT (1)     OFFERING PRICE         FEE
--------------------------------------------------------------------------------------------------------------------
8.5% Series C Senior Cumulative Preferred
Stock, $.01 par value per share                    400,000 shares      $100(2)      $40,000,000(2)       $3,236
====================================================================================================================

     (1)  Exclusive of accrued interest and distributions, if any.

     (2) Estimated solely for purposes of calculating the amount of the registration fee, pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED AUGUST 8, 2003

                                   PROSPECTUS

                      [URSTADT BIDDLE PROPERTIES INC. LOGO]


                         URSTADT BIDDLE PROPERTIES INC.

        400,000 Shares of 8.5% Series C Senior Cumulative Preferred Stock

         This prospectus relates to the registration for resale of 400,000 shares of our 8.5% Series C senior cumulative preferred stock, $.01 par value per share.

         The Series C preferred stock was originally issued by us in a private placement on May 29, 2003. Under the terms of a registration rights agreement, dated May 29, 2003, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to enable the selling stockholders identified in this prospectus to sell their shares of Series C preferred stock.

         Pursuant to this prospectus, the selling stockholders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the "Plan of Distribution" section of this prospectus, beginning on page 62. The selling stockholders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sales incurred by them.

         We will pay all registration expenses including, without limitation, all SEC and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling stockholders will pay all selling expenses including, without limitation, any brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling stockholders.

         Each selling stockholder may be deemed to be an "Underwriter" as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act of 1933.

         Each share of our Series C preferred stock has a liquidation preference of $100 per share (the "Liquidation Preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment. Cash dividends on our Series C preferred stock are cumulative from May 29, 2003, the date of original issue, and are payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year at the rate of 8.5% per annum of the Liquidation Preference (the "initial dividend yield"). The initial dividend yield is subject to adjustment under certain circumstances.

         Except in certain circumstances relating to the preservation of our qualification as a real estate investment trust, or REIT, under the Internal Revenue Code, and to a Change of Control (as defined in this prospectus) of our Company, our Series C preferred stock is not redeemable before May 29, 2013

(the "tenth anniversary date"). On or after the tenth anniversary date, our Series C preferred stock may be redeemed for cash at our option, in whole or in part, at a redemption price of $100 per share, plus accrued and unpaid dividends, if any, up to the redemption date, without interest.

         The Series C preferred stock is not currently traded on any national exchange or in any other public market. Pursuant to the registration rights agreement, upon the effectiveness of the registration statement, we are obligated to use reasonable efforts to cause the listing of our Series C preferred stock on the New York Stock Exchange, Inc. (the "NYSE") or, if our Series C preferred stock is not then eligible for listing on the NYSE, to apply for listing of our Series C preferred stock on the American Stock Exchange, Inc. (the "AMEX") or, if our Series C preferred stock is not then eligible for listing on the AMEX, to apply for quotation of our Series C Preferred Stock through the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ").

         INVESTING IN OUR SERIES C PREFERRED STOCK INVOLVES RISKS. YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4 BEFORE BUYING OUR SERIES C PREFERRED STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is __________ ___, 2003

     You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

                                TABLE OF CONTENTS
                                                                                                  Page
A WARNING ABOUT FORWARD-LOOKING STATEMENTS.........................................................1

OUR COMPANY........................................................................................2

RISK FACTORS.......................................................................................4

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS........................13

USE OF PROCEEDS...................................................................................13

DESCRIPTION OF OUR SERIES C PREFERRED STOCK.......................................................14

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT...........................................30

DESCRIPTION OF OUR CAPITAL STOCK..................................................................45

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS, MARYLAND LAW, OUR STOCKHOLDER RIGHTS PLAN,
CHANGE OF CONTROL AGREEMENTS AND INDEMNIFICATION AGREEMENTS.......................................53

SELLING STOCKHOLDERS..............................................................................60

PLAN OF DISTRIBUTION..............................................................................62

INDEPENDENT AUDITORS..............................................................................63

LEGAL OPINIONS....................................................................................63

WHERE YOU CAN FIND MORE INFORMATION...............................................................63

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus, and the documents incorporated by reference, may contain "forward-looking" statements as described in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements usually include words like "believes," "anticipates" and "expects" and describe our expectations for the future. Some of these expectations may not be met in important ways for a variety of reasons. We have described these reasons under the heading "Risk Factors" in this prospectus and in the other reports we file with the SEC, and you should review them before you make any investment decision. We are not required to update any forward-looking statements we make and we may not make any updates.

                                   OUR COMPANY

         We are a self-administered real estate investment trust, or REIT, which owns and manages income-producing commercial real estate. We have been in business, and our common equity has been listed on the New York Stock Exchange, since 1969. During that time, we have paid 134 consecutive quarterly cash dividends to our stockholders.

         Our primary investment focus is neighborhood and community shopping centers which are typically anchored by grocery or drug stores and located in suburban areas of the northeastern United States, with a primary concentration in Fairfield County, Connecticut, and Westchester and Putnam Counties, New York. We currently own 21 neighborhood and community shopping centers and five office buildings, one of which contains our corporate headquarters, in the northeastern United States. We refer to these 26 properties, which contain 2.6 million square feet of space, as our "core properties." As of July 15, 2003, our core properties collectively had 447 tenants and were 97% leased based upon leasable square footage.

         Our investment objective is to increase the cash flow and, consequently, the value of our properties, and to seek continued growth through
(i) strategic re-leasing, renovation and expansion of our existing properties, and (ii) selective acquisition of income-producing properties, primarily neighborhood and community shopping centers, in our targeted geographic region. We may also invest in other types of real estate and real estate-related assets in our targeted and other geographic regions from time to time.

         We are owners and operators of income-producing real estate and not real estate developers. We invest in properties where we believe cost-effective expansion and renovation programs, combined with effective leasing and operating strategies, can improve the existing properties' value while providing superior current economic returns. We believe that investment in and operation of commercial real estate is a local business and we focus our investments in areas where we have strong knowledge of the local markets. Our home office is located in Greenwich, Connecticut, at the center of the region representing our primary investment focus. All of the members of our senior management team and a majority of our directors live in the areas where our core properties are located.

         The areas where a majority of our core properties are located are densely populated, affluent bedroom communities for people who work in New York City and the surrounding areas. The population in the three counties in our target market tends to be high-income, with a median annual household income in each of these counties of over $55,000 compared to the national average of approximately $37,000, based upon the 2000 U.S. National Census. We believe these areas also have barriers to entry for competitors seeking to develop new properties. For example, in many of these communities, it is difficult to develop new shopping centers due to the lack of available land, zoning restrictions and the anti-development bias of many local planning boards. We generally target for purchase properties which are smaller in size than those which are typically sought by pension funds and other large institutional owners. Owners of commercial properties which we target for purchase tend to be individuals, families or private real estate companies rather than institutional owners, including other REITs. We believe our status as a publicly traded REIT provides us with substantial advantages over non-REIT competitors in making investments in our targeted market, especially through our ability to offer sellers the opportunity to defer taxable gains by exchanging their properties for partnership interests that are convertible into our Class A common stock.

         We directly manage the operations and leasing at all of our core properties. We also own four non-core properties, which are located outside of the northeastern United States and consist of one office building, one retail property and two industrial properties. Two of our non-core properties, which represented approximately 3.6% of our total revenues for our 2002 fiscal year, are net leased to single tenants under long-term lease arrangements where property management is handled by the tenants. The other non-core properties are managed by us or property management companies supervised by us.

         When evaluating potential acquisitions, we consider such factors as:

         o economic, demographic and regulatory conditions in the property's local and regional market;

         o    location, construction quality and design of the property;

         o current and projected cash flow of the property and the potential to increase cash flow;

         o    potential for capital appreciation of the property;

         o terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;

         o occupancy and demand by tenants for properties of a similar type in the market area;

         o potential to complete a strategic renovation, expansion or re-leasing of the property;

         o the property's current expense structure and the potential to increase operating margins; and

         o    competition from comparable properties in the market area.

         We believe that there are more than 250 shopping centers located in our targeted region containing more than 20 million square feet of leasable space that we consider to be potentially attractive acquisition candidates.

         Our shopping center tenants consist of national, regional and local retailers. Our typical shopping center is anchored by an established major grocery store operator in the region. The balance of our retail properties are leased to regional drug stores, national value oriented retail stores and other regional and local retailers. Three of our shopping centers, not anchored by grocery stores, are located adjacent to large regional malls which create substantial retail shopping traffic. Our properties generally attract tenants who provide basic staples and convenience items to local customers. We believe sales of these items are less sensitive to fluctuations in the business cycle than higher priced retail items. No single retail tenant currently represents more than 5% of the estimated total annual base rent of our retail properties for fiscal 2003.

         Our offices are located at 321 Railroad Avenue, Greenwich, Connecticut 06830. Our telephone number is (203) 863-8200. We maintain an internet site at www.ubproperties.com; however, the information found on our site is not a part of this prospectus.

                                  RISK FACTORS

         An investment in our Series C preferred stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risk factors described in this prospectus. If any of the risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the market price of our Series C preferred stock could decline significantly and you may lose all or part of your investment.

You may not be able to sell your Series C preferred stock at a favorable price or at all.

         There is no existing public market for our Series C preferred stock and there can be no assurance as to the liquidity of any markets that may develop for our Series C preferred stock or the ability of the holders to sell their Series C preferred stock or at what price holders of our Series C preferred stock will be able to sell their Series C preferred stock.

         Our Series C preferred stock has not been listed on any securities exchange, although our Series C preferred stock is eligible for trading in The PORTALSM Market. Pursuant to the registration rights agreement, upon the SEC declaring effective the registration statement of which this prospectus is a part, we have agreed to use reasonable efforts to cause the listing of our Series C preferred stock on the NYSE or, if our Series C preferred stock is not then eligible for listing on the NYSE, to apply for listing of our Series C preferred stock on the AMEX or, if our Series C preferred stock is not then eligible for listing on the AMEX, to apply for quotation of our Series C preferred stock through the NASDAQ. However, there can be no assurance that an active trading market for our Series C preferred stock will develop. If a trading market for our Series C preferred stock does develop, the trading price may fluctuate depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

As a result of certain recent acquisitions, our portfolio is more concentrated.

         Although we generally invest between $5 million and $35 million in property interests, we recently acquired certain properties at purchase prices which exceeded these general investment parameters. As a result of these purchases, our assets are more concentrated and our business is more dependent upon the operating results of these properties. Various factors may impact the profitability of these properties. Aside from the general economic factors which impact these types of commercial properties, the local economies in which these properties are located may have a more significant impact on these properties and our business. Thus, stockholders may be exposed to greater risk than if our properties were less concentrated.

We may be unable to acquire or may be delayed in acquiring appropriate properties with the proceeds of our recent private placement of the Series C preferred stock.

         The Series C preferred stock offered hereby was originally issued by us in a private placement on May 29, 2003, pursuant to which we received approximately $38,450,000 in net proceeds. We purchased one property for $21.65 million in June 2003 and currently have no other property under contract for acquisition and we may be unable to acquire or may be delayed in acquiring appropriate properties with the remaining proceeds of the private placement that will generate returns consistent with our historical returns on our other properties. We intend to use the net proceeds to acquire properties, fund renovations, make capital improvements to or pay leasing costs in connection with our existing properties and make investments in short-term income producing securities. Making short-term investments generally will provide us with a lower rate of return than investing in income-producing real estate. As a result, our inability to acquire, or delays in acquiring, appropriate properties may likely dilute the amount of cash available to pay dividends to the holders of Series C preferred stock.

Our business strategy is mainly concentrated in one type of commercial property and in one geographic location.

         Our primary investment focus is neighborhood and community shopping centers located in the northeastern United States, with a concentration in Fairfield County, Connecticut, and Westchester and Putnam Counties, New York. Various factors may adversely affect a shopping center's profitability. These factors include circumstances that affect consumer spending, such as general economic conditions, economic business cycles, rates of employment, income growth, interest rates and general consumer sentiment. These factors could have a more significant localized effect on the areas where our core properties are concentrated. As a result, we may be exposed to greater risks than if our investment focus was based on more diversified types of properties and in more diversified geographic areas. In addition, although we generally invest between $5 million and $35 million in property interests, we have no limit on the size of our investments. For example, we recently acquired certain properties at purchase prices which exceeded these general investment parameters. If in the future we buy larger property interests than we historically have, our portfolio will be concentrated in a smaller number of assets, increasing the risk to stockholders.

We are dependent on anchor tenants in many of our retail properties.

         Several of our retail properties are dependent on a major or anchor tenant. If we are unable to renew any lease we have with the anchor tenant at one of these properties upon expiration of the current lease, or re-lease the space to another anchor tenant of similar or better quality upon expiration of the current lease on similar or better terms, we could experience material adverse consequences such as higher vacancy, re-leasing on less favorable economic terms, reduced net income and reduced funds from operations. In addition, other tenants may not be attracted to these properties without an anchor tenant. Under certain circumstances, certain of our anchor tenants may be able to cease operations at our properties while continuing to pay rent. Failure to have an operating anchor tenant could reduce the attractiveness of our properties to other prospective tenants and could adversely affect the business of existing tenants. Similarly, if one or more of our anchor tenants goes bankrupt, we could experience material adverse consequences like those described above. There can be no assurance that our anchor tenants will renew their leases when they expire or will be willing to renew on similar economic terms.

We face potential difficulties or delays in renewing leases or re-leasing space.

         We derive most of our income from rent received from our tenants. Although our properties currently have favorable occupancy rates, we cannot predict that current tenants will renew their leases upon the expiration of their terms. In addition, we cannot predict that current tenants will not attempt to terminate their leases prior to the expiration of their current terms. If this occurs, we may not be able to locate qualified replacement tenants and, as a result, we would lose a source of revenue while remaining responsible for the payment of our obligations. Even if tenants decide to renew their leases, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. Additionally, properties we may acquire in the future may not be fully leased and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. As a result, our ability to pay dividends to holders of Series C preferred stock could be adversely affected.

Our business strategy includes the acquisition of properties, which may be hindered by various circumstances.

         We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than ours. In addition, our competitors may be willing to accept lower returns on their investments. If our competitors prevent us from buying the properties that we have targeted for acquisition, we may not be able to meet our property acquisition and development goals. We may incur costs on unsuccessful acquisitions that we will not be able to recover. The operating performance of our property acquisitions may also fall short of our expectations, which could adversely affect our financial performance.

Leverage can reduce cash available for distribution and cause losses.

         Our charter does not limit the amount of indebtedness we may incur, although we may not exceed certain debt to capitalization ratios without the consent of our preferred stockholders, including the holders of our Series C preferred stock. Using debt, whether with recourse to us generally or only with respect to a particular property, to acquire properties creates an opportunity for increased net income, but at the same time creates risks. For example, variable rate debt can reduce the cash available to pay dividends to holders of Series C preferred stock in periods of rising interest rates. We use debt to fund investments only when we believe it will enhance our risk-adjusted returns. However, we cannot be sure that our use of leverage will prove to be beneficial. Moreover, when our debt is secured by our assets, we can lose those assets through foreclosure if we do not meet our debt service obligations. While we generally attempt to minimize the use of variable rate mortgage debt whenever possible, we could experience circumstances where variable rate mortgage debt is our only economically viable option.

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.

         We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that a portion of the principal of our debt will not be repaid prior to maturity. Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Construction risks could adversely affect our profitability.

         We currently are renovating some of our properties and may in the future renovate other properties, including tenant improvements required under leases. Our renovation and related construction activities may expose us to certain risks. We may incur renovation costs for a property which exceed our original estimates due to increased costs for materials or labor or other costs that are unexpected. We also may be unable to complete renovation of a property on schedule, which could result in increased debt service expense or construction costs. Additionally, the time frame required to recoup our renovation and construction costs and to realize a return on such costs can often be significant.

Uninsured and underinsured losses may affect the value of, or return from, our property interests.

         Our properties, and the properties securing our loans, have comprehensive insurance in amounts we believe are sufficient to permit the replacement of the properties in the event of a total loss, subject to applicable deductibles. There are certain types of losses, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. Changes in building codes and ordinances, environmental considerations and other factors also might make it impracticable for us to use insurance proceeds to replace a damaged or destroyed property. If any of these or similar events occurs, it may reduce our return from an affected property and the value of our investment.

The real estate business is highly competitive.

         We compete for real estate investments with all types of investors, including domestic and foreign corporations, financial institutions, other real estate investment trusts and individuals. Many of these competitors have greater resources than we do. Our shopping centers compete for tenants with other regional, community or neighborhood shopping centers in the respective areas where our retail properties are located. Our office buildings compete for tenants with office buildings throughout the areas in which they are located.

The value of our property interests depends on conditions beyond our control.

         Real property investments are illiquid and subject to varying degrees of risk. Yields from our real properties depend on their net income and capital appreciation. We are particularly dependent on the Connecticut and New York market due to the concentration of a majority of our real estate assets in this area. Real property income and capital appreciation may be adversely affected by general and local economic conditions, neighborhood values, competitive overbuilding, weather, casualty losses and other factors beyond our control. General and local economic conditions may be adversely affected by circumstances like the terrorist incidents that occurred in New York and Washington D.C. in September 2001. We are unable to determine the long-term impact, if any, of these incidents or of any acts of war or terrorism in the United States or worldwide on the U.S. economy, on our Company or on the market price of our securities. The value of our real property may also be adversely affected by factors such as costs of complying with regulations and liability under applicable environmental laws, interest rate changes and the availability of financing. Income from a property will be adversely affected if a large tenant is, or a significant number of tenants are, unable to pay rent or if available space cannot be rented on favorable terms. Operating and other expenses of our properties, particularly significant expenses such as debt payments, real estate taxes and maintenance costs, generally do not decrease when income decreases and, even if revenues increase, operating and other expenses may increase faster than revenues.

Our Board of Directors may change our investment and operational policies without stockholder consent.

         Our Board of Directors determines our investment and operational policies and, in particular, our investment policies. Our Board of Directors may amend or revise our investment and operational policies, including our policies with respect to acquisitions, growth, operations, indebtedness, capitalization and dividends, or approve transactions that deviate from these policies without a vote of or notice to our stockholders. Investment and operational policy changes could adversely affect the market price of our securities and our ability to make distributions to our stockholders.

We are dependent on key personnel.

         We depend on the services of our existing senior management to carry out our business and investment strategies. As we expand, we will continue to need to attract and retain qualified additional senior management. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

We are the general partner of limited partnerships and may become liable for the debts and other obligations of these partnerships beyond the amount of our investment.

         Three of our properties are owned by limited partnerships for which we are the general partner. As a general partner of these limited partnerships, we are liable for the limited partnerships' debts and other obligations. If these limited partnerships are unable to pay their debts and other obligations we will be liable for such debts and other obligations beyond the amount of our investment in these limited partnerships.

Real properties with environmental problems may create liabilities for us.

         The existence of hazardous or toxic substances on a property will adversely affect its value and our ability to sell or borrow against the property. Contamination of a real property by hazardous substances or toxic wastes not only may give rise to a lien on that property to assure payment of the cost of remediation, but also can result in liability to owners, operators or lenders for that cost. Many environmental laws impose liability whether a person knows of, or is responsible for, the contamination. In addition, if a property owner arranges for the disposal of hazardous or toxic substances at another site, it may be liable for the costs of cleaning up and removing those substances from the site, even if it neither owned nor operated the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit our use of our properties. In addition, future or amended laws, or more stringent interpretations or enforcement policies of existing environmental requirements, may increase exposure to environmental liability.

Compliance with the Americans with Disabilities Act could be costly.

         Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. We believe that our properties substantially comply with the requirements of the Americans with Disabilities Act. However, a determination that these properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages to private parties. If we were required to make unanticipated major modifications to comply with the Americans with Disabilities Act, it could adversely affect our ability to make distributions to stockholders.

We will be taxed as a regular corporation if we fail to maintain our REIT status.

         Since our founding in 1969, we have operated, and intend to continue to operate, in a manner that enables us to qualify as a real estate investment trust, or REIT, for federal income tax purposes. However, the federal income tax laws governing REITs are complex. We have received an opinion of counsel that we qualify as a REIT based on our current operations and on certain assumptions and representations concerning future operations. Opinions of counsel are not binding on the Internal Revenue Service (the "IRS") or any court. The opinion only represents the view of counsel based on counsel's review and analysis of existing law. Furthermore, our continued qualification as a REIT will depend on our satisfaction of the asset, income, organizational, distribution and stockholder ownership requirements of the Internal Revenue Code on a continuing basis. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, distributions to stockholders would not be deductible in computing our taxable income. Corporate tax liability would reduce the amount of cash available for distribution to stockholders which, in turn, would reduce the market price of our securities. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Failure to make required distributions would subject us to tax.

         In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gain. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

          o    85% of our ordinary income for that year;

          o    95% of our capital gain net income for that year; and

          o    100% of our undistributed taxable income from prior years.

         We have paid out, and intend to continue to pay out, our income to our stockholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

Gain on disposition of assets deemed held for sale in the ordinary course is subject to 100% tax.

         If we sell any of our assets, the IRS may determine that the sale is a disposition of an asset held primarily for sale to customers in the ordinary course of a trade or business. Gain from this kind of sale generally will be subject to a 100% tax. Whether an asset is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances of the sale. Although we will attempt to comply with the terms of safe-harbor provisions in the Internal Revenue Code prescribing when asset sales will not be so characterized, we cannot assure you that we will be able to do so.

Changes to the federal tax laws could adversely affect your investment.

         The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in our Company. Recently enacted legislation reduces the rate of taxation on corporate dividends and long-term capital gains. This legislation could make an investment in a REIT comparatively less attractive than an investment in a non-REIT corporation because generally dividends paid by a REIT are not eligible for the reduced rates (except to the extent the REIT distribution consists of capital gains, dividends received from non-REIT corporations, and income which was taxed at the REIT level). Moreover, this legislation could adversely affect the attractiveness of real estate generally relative to alternative investments. Accordingly, this legislation could adversely affect the price of our stock.

Our ownership limitation may restrict business combination opportunities.

         To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year. To preserve our REIT qualification, our charter generally prohibits any person from owning more than 7.5% of the value of all of our outstanding capital stock and provides that:

          o    a transfer that violates the limitation is void;

          o a transferee gets no rights to the shares that violate the limitation;

          o shares transferred to a stockholder in excess of the ownership limitation are automatically converted, by the terms of our charter, into shares of "excess stock"; and

          o the excess stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limitation.

         We may also redeem excess stock at a price which may be less than the price paid by a stockholder.

         Pursuant to authority under our charter, our Board of Directors has determined that the ownership limitation does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, who beneficially owns 35.6% and 1.7% of our outstanding common stock and Class A common stock, respectively. Such holdings represent approximately 31.5% of our outstanding voting interests. In addition, our directors and executive officers, as a group, hold approximately 46.1% of our outstanding voting interests through their beneficial ownership of our common stock and Class A common stock. The ownership limitation may discourage a takeover or other transaction that our stockholders believe to be desirable.

Certain provisions in our charter and bylaws and Maryland law may prevent or delay a change of control or limit our stockholders from receiving a premium for their shares.

Our charter and bylaws and Maryland law contain the following provisions:

          o Our Board of Directors is divided into three classes, with directors in each class elected for three-year staggered terms.

          o Our directors may be removed only for cause upon the vote of the holders of two-thirds of the voting power of our common equity securities.

          o Our stockholders may act by written consent only if all stockholders entitled to vote execute such written consent.

          o Our stockholders may call a special meeting of stockholders only if the holders of a majority of the voting power of our common equity securities request such a meeting in writing.

          o Our stockholders who wish to make proposals or nominate directors must comply with certain advance notification requirements.

          o Any consolidation, merger, share exchange or transfer of all or substantially all of our assets must be approved by (a) a majority of our directors who are currently in office or who are approved or recommended by a majority of our directors who are currently in office (the "continuing directors") and (b) the holders of two-thirds of the voting power of our common equity securities.

          o Certain provisions of our charter may only be amended by (a) a vote of a majority of our continuing directors and (b) the holders of two-thirds of the voting power of our common equity securities. These provisions relate to the election, classification and removal of directors, the ownership limit and the stockholder vote required for certain business combination transactions.

         These provisions could delay, defer or prevent a transaction or a change of control in which holders of Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

         In view of the common equity securities controlled by Mr. Charles J. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block approval of any proposal which requires a vote of our stockholders.

Our preferred stock may deter a change in control.

         Our charter authorizes our Board of Directors to issue preferred stock, to establish the preferences and rights of any preferred stock issued, to classify any unissued preferred stock and reclassify any previously classified but unissued preferred stock without stockholder approval. We currently have 20,000,000 shares of preferred stock authorized, of which 150,000 shares of Series B preferred stock and 400,000 shares of Series C preferred stock are issued and outstanding. The terms of our Series B and Series C preferred stock contain change of control provisions which, under certain circumstances, may require us to pay a substantial premium above the liquidation preference if we repurchase the Series B or Series C preferred stock when a change of control occurs. This may deter changes of control of our Company because of the increased cost for a third party to acquire control.

Our stockholder rights plan could deter a change of control.

         We have adopted a stockholder rights plan. This plan will generally deter a person or a group from acquiring more than 10% of the combined voting power of our outstanding shares of common stock and Class A common stock because, after (i) the person acquires more than 10% of the combined voting power of our outstanding common stock and Class A common stock, or (ii) the commencement of a tender offer or exchange offer by any person (other than us, any one of our wholly owned subsidiaries or any of our employee benefit plans, or certain exempt persons), if, upon consummation of the tender offer or exchange offer, the person or group would beneficially own 30% or more of the combined voting power of our outstanding shares of common stock and Class A common stock, all other stockholders will have the right to purchase securities from us at a price that is less than their fair market value. This would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving the transaction and redeeming the rights. This gives our Board of Directors significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in us. The rights plan exempts acquisitions of common stock and Class A common stock by Mr. Charles J. Urstadt, members of his family and certain of his affiliates.

Maryland anti-takeover statutes may restrict business combination opportunities.

         As a Maryland corporation, we are subject to various provisions of Maryland law that impose restrictions and require affected persons to follow specified procedures with respect to certain takeover offers and business combinations, including combinations with persons who own 10% or more of our outstanding shares. These provisions of Maryland law could delay, defer or prevent a transaction or a change of control in which holders of Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests. In view of the common equity securities controlled by Mr. Charles J. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block a proposal respecting a business combination under these provisions of Maryland law.

Maryland law also eliminates the voting rights of shares deemed to be "control shares."

         Under Maryland law, "control shares" are those which, when aggregated with any other shares held by the acquiror, allow the acquiror to exercise voting power within specified ranges. Shares acquired in a control share acquisition have no voting rights, except to the extent approved by the affirmative vote of two-thirds of all votes entitled to be cast on the matter, excluding all interested shares. The control share provisions of Maryland law could delay, defer or prevent a transaction or a change of control in which holders of Series C preferred stock might have the right to require us to repurchase all or any part of their shares, otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

We have exceptions to the "business combinations" and "control share" provisions of Maryland law.

         As permitted by Maryland law, our charter and bylaws provide that the "control shares" and "business combinations" provisions of Maryland law described above will not apply to acquisitions of those shares by Mr. Charles J. Urstadt or to transactions between us and Mr. Urstadt or any of his affiliates. Consequently, unless such exemptions are amended or repealed, we may in the future enter into business combinations or other transactions with Mr. Urstadt or any of his affiliates without complying with the requirements of Maryland anti-takeover laws.

Additional issuances of equity securities could dilute stockholder interests.

         Our charter authorizes our Board of Directors to issue additional shares of our common stock, Class A common stock and preferred stock without stockholder approval. Any additional issuances of common stock, Class A common stock or preferred stock could have the effect of diluting the interests of our then-existing holders of Series C preferred stock.

Our change of control agreements could deter a change of control.

         We have entered into change of control agreements with each of our executives providing for the payment of money to these executives upon the occurrence of our change of control as defined in these agreements. If, within 18 months following a change of control, we terminate the executive's employment other than for cause, or if the executive elects to terminate his employment with us for reasons specified in the agreement, we will make a severance payment equal to a portion of the executive's base salary, together with medical and other benefits. In the case of Messrs. Charles J. Urstadt, Willing L. Biddle, James R. Moore and Raymond P. Argila, we will make a payment equal to their respective annual salaries plus benefits. Based upon their current salary and benefit levels, this provision would result in payments totaling $1,000,000 to Messrs. Urstadt, Biddle, Moore and Argila, in the aggregate. These agreements may deter changes of control of our company because of the increased cost for a third party to acquire control.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

         The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                    Six Months Ended
                                                   -------------------
                                                        April 30,                    Year ended October 31,
                                                     2003       2002      2002      2001      2000      1999      1998
                                                     ----       ----      ----      ----      ----      ----      ----
Ratio of earnings to
combined fixed charges and
preferred stock dividends.....................       2.77       3.24      2.84      1.88      1.70      1.80      2.06

         The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For purposes of computing this ratio, earnings consist of net income reduced by the equity in earnings of unconsolidated joint ventures, plus fixed charges. Fixed charges consist of interest expense.

                                 USE OF PROCEEDS

         The selling stockholders will receive all of the proceeds from the sale of the shares of our Series C preferred stock, less any brokerage or other expenses of sale incurred by them. We will not receive any proceeds from the sale of the shares of our Series C preferred stock offered hereby. See "Selling Stockholders."

                   DESCRIPTION OF OUR SERIES C PREFERRED STOCK

         The following description of certain provisions of our Series C preferred stock is intended as a summary only, and you should read this description together with the complete text of our charter and the articles supplementary of our Series C preferred stock. The capitalized terms used but not otherwise defined in this prospectus have the respective meanings given to them in the articles supplementary. Our charter and the articles supplementary are each incorporated by reference in this prospectus.

GENERAL

         Under our charter, we are authorized to issue up to 20,000,000 shares of preferred stock in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as our Board of Directors may determine by adoption of an amendment to our charter without any further vote or action by our stockholders. We currently have 150,000 shares of Series B preferred stock outstanding and 400,000 shares of Series C preferred stock outstanding. For further discussion of the rights of the Series B preferred stock, see "Description of Capital Stock - Description of Series B Senior Cumulative Preferred Stock" below.

         On May 29, 2003, we issued 400,000 shares of our Series C preferred stock in a private placement. The holders of our Series C preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any shares of our capital stock.

         We currently have reserved 150,000 shares of Series A Participating preferred stock, $0.01 par value (the "Series A preferred stock"), for issuance pursuant to a rights agreement, dated March 12, 1997, as amended, between our Company and The Bank of New York, as rights agent. Under the rights agreement, one right to purchase 1/100th of a share of Series A preferred stock (structured so as to be substantially the equivalent of one share of our common stock or our Class A common stock, as applicable) is attached to each issued and outstanding share of our common stock and to each issued and outstanding share of our Class A common stock. The rights are not exercisable and are attached to, and may not trade separately from, our common stock or Class A common stock, as applicable, and the Series A preferred stock will not be issued, unless certain change-in-control events occur. In the event that the rights become exercisable, the Series A preferred stock will rank junior to our Series C preferred stock as to dividends and amounts distributed upon liquidation. See "- Rank" and "Certain Provisions of our Charter and Bylaws, Maryland Law, Our Stockholder Rights Plan, Change of Control Agreements and Indemnification Agreements."

MATURITY

         Our Series C preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

RANK

         Our Series C preferred stock ranks, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

          o senior to our common stock and Class A common stock and to all other equity securities we issue ranking junior to our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up, including the Series A preferred stock, if and when issued;

          o on a parity with our Series B preferred stock and with all other equity securities we issue the terms of which specifically provide that such equity securities rank on a parity with our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

          o    junior to all our existing and future indebtedness.

         Without the affirmative vote or consent of at least two-thirds of the outstanding Series C preferred stock, we may not issue any equity securities which rank senior to our Series C preferred stock with respect to dividend rights or rights upon our liquidation, dissolution, or winding up. The term "equity securities" does not include convertible debt securities, which rank senior to our Series C preferred stock prior to conversion.

DIVIDENDS

         Holders of shares of our Series C preferred stock are entitled to receive, when and as declared by our Board of Directors, out of our funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 8.5% per annum of the Liquidation Preference. If we violate the fixed charge coverage ratio covenant or the capitalization ratio covenant, and fail to cure the violation on or before the second succeeding dividend payment date, the initial dividend yield will be increased to 2.0% over the initial dividend yield (the "first default dividend yield") as of that second succeeding dividend payment date. If we remain in violation of either the fixed charge ratio covenant or the capitalization ratio covenant on four consecutive dividend payment dates subsequent to the initial violation of either covenant, the initial dividend yield will increase to the greater of (a) the discount rate (as defined below) plus 7.0% or (b) 15% (the "second default dividend yield") as of that fourth consecutive dividend payment date. See "- Covenants." The first default dividend yield and the second default dividend yield will revert back to the initial dividend yield if we remain in compliance with the fixed charge coverage ratio covenant and the capitalization ratio covenant on two consecutive dividend payment dates after the first default dividend yield or second default dividend yield takes effect.

         These dividends are cumulative from May 29, 2003, the date of original issue, and are payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, or, if not a business day, the next succeeding business day, for the quarterly periods ended January 31, April 30, July 31 and October 31, as applicable. A dividend payable on our Series C preferred stock for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our stockholder records at the close of business on the applicable record date determined each quarter by our Board of Directors, as provided by the Maryland General Corporation Law.

         We will not declare dividends on our Series C preferred stock or pay or set aside for payment dividends on our Series C preferred stock at any time if the terms and provisions of any agreement of our Company, including any agreement relating to our indebtedness, prohibits the declaration, payment or setting aside for payment or provides that the declaration, payment or setting apart for payment would constitute a breach or a default under the agreement, or if the declaration or payment is restricted or prohibited by law.

         Notwithstanding the foregoing, dividends on our Series C preferred stock accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Accrued but unpaid dividends on our Series C preferred stock do not bear interest and holders of our Series C preferred stock are not entitled to any distributions in excess of full cumulative distributions described above.

         Except as described in the next sentence, we will not declare or pay or set apart for payment dividends on any of our capital stock ranking, as to dividends, on a parity with or junior to our Series C preferred stock (other than a dividend in shares of our common stock or Class A common stock or in shares of any other class of stock ranking junior to our Series C preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends on our Series C preferred stock for all past dividend periods and the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When we do not pay dividends in full (or we do not set apart a sum sufficient to pay them in full) upon our Series C preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with our Series C preferred stock, we will declare all dividends upon our Series C preferred stock and any other series of preferred stock ranking on a parity as to dividends with our Series C preferred stock proportionately so that the amount of dividends declared per share of Series C preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on our Series C preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

         Except as described in the immediately preceding paragraph, unless full cumulative dividends on our Series C preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, we will not declare or pay or set aside for payment dividends (other than on shares of our common stock or Class A common stock or other shares of capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation) or declare or make any other distribution on our common stock or Class A common stock, or any other capital stock ranking junior to or on a parity with our Series C preferred stock as to dividends or upon liquidation, nor will we redeem, purchase or otherwise acquire for any consideration, or pay or make available any monies for a sinking fund for the redemption of, any of our shares of common stock or Class A common stock or any other shares of our capital stock ranking junior to or on a parity with our Series C preferred stock as to dividends or upon liquidation (except by conversion into or exchange for our other capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation or redemption for the purpose of preserving our qualification as a REIT).

         Holders of shares of our Series C preferred stock are not entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on our Series C preferred stock as described above. Any dividend payment made on shares of our Series C preferred stock is first credited against the earliest accrued but unpaid dividend due with respect to those shares which remains payable. So long as no dividends are in arrears, we are entitled at any time and from time to time to repurchase shares of Series C preferred stock in open-market transactions duly authorized by our Board of Directors and effected in compliance with applicable laws.

LIQUIDATION PREFERENCE

         Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series C preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $100 per share (the "Liquidation Preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets may be made to holders of our common stock or Class A common stock or any other class or series of our capital stock ranking junior to our Series C preferred stock as to liquidation rights. However, the holders of the shares of Series C preferred stock are not entitled to receive the liquidating distribution described above until the liquidation preference of any other series or class of our capital stock hereafter issued ranking senior as to liquidation rights to our Series C preferred stock has been paid in full. The holders of Series C preferred stock and all series or classes of our capital stock ranking on a parity as to liquidation rights with our Series C preferred stock are entitled to share proportionately, in accordance with the respective preferential amounts payable on such capital stock, in any distribution (after payment of the liquidation preference of any of our capital stock ranking senior to our Series C preferred stock as to liquidation rights) which is not sufficient to pay in full the aggregate of the amounts of the liquidating distributions to which they would otherwise be respectively entitled. Holders of Series C preferred stock are entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C preferred stock have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of our property or business, is not deemed to constitute our liquidation, dissolution or winding up.

         Our charter provides that, in determining whether a distribution to holders of Series C preferred stock (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of our stock or otherwise is permitted under the Maryland General Corporation Law, no effect will be given to amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of our stock whose preferential rights upon dissolution are superior to those receiving the distribution.

RATING

         Our Series C preferred stock has been rated BB by Fitch Ratings. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

REDEMPTION

         Except in certain circumstances relating to the preservation of our qualification as a REIT under the Internal Revenue Code, and to a change in control, our Series C preferred stock is not redeemable before May 29, 2013 (the "tenth anniversary date"). See "- Change of Control." However, in order to ensure that we remain qualified as a REIT for federal income tax purposes, we have the right to purchase from a holder of shares of Series C preferred stock at any time any shares of Series C preferred stock in excess of 7.5% of the value of our outstanding capital stock. See "- Restrictions on Ownership and Transfer." On and after the tenth anniversary date, we may, at our option, upon not less than 30 nor more than 60 days' written notice, redeem shares of our Series C preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $100 per share, plus all accrued and unpaid dividends to the date fixed for redemption (except with respect to shares of Series C preferred stock which have been converted into shares of excess stock pursuant to our charter), without interest. Holders of Series C preferred stock to be redeemed will be required to surrender our Series C preferred stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon the redemption following surrender of the preferred stock. If we have given notice of redemption of any shares of Series C preferred stock and if we have set aside the funds necessary for the redemption in trust for the benefit of the holders of any shares of Series C preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series C preferred stock, the shares of Series C preferred stock will no longer be deemed outstanding and all rights of the holders of the shares will terminate, except the right to receive the redemption price. If less then all of the outstanding shares of Series C preferred stock is to be redeemed, our Series C preferred stock to be redeemed will be selected proportionately (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

         Unless we have declared and paid, we are contemporaneously declaring and paying, or we have declared and set aside a sum sufficient for the payment of the full cumulative dividends on all shares of Series C preferred stock for all past dividend periods and the then current dividend period, we may not redeem any Series C preferred stock unless we simultaneously redeem all outstanding shares of Series C preferred stock and we will not purchase or otherwise acquire directly or indirectly any shares of Series C preferred stock (except by exchange for shares of our capital stock ranking junior to our Series C preferred stock as to dividends and upon liquidation). Notwithstanding the foregoing, we may purchase excess stock in order to ensure that we continue to meet the requirements for qualification as a REIT or any purchase or exchange offer made on the same terms to holders of all outstanding shares of Series C preferred stock. So long as no dividends are in arrears, we are entitled at any time and from time to time to repurchase shares of Series C preferred stock in open-market transactions duly authorized by our Board of Directors and effected in compliance with applicable laws.

         We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of our Series C preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any shares of Series C preferred stock except as to a holder to whom notice was defective or not given. Each notice will state:

          o    the redemption date;

          o    the redemption price;

          o    the number of shares of Series C preferred stock to be redeemed;

          o the place or places where our Series C preferred stock is to be surrendered for payment of the redemption price; and

          o that dividends on the shares to be redeemed will cease to accrue on such redemption date.

         If we redeem less than all of our Series C preferred stock held by any holder, the notice mailed to such holder will also specify the number of shares of Series C preferred stock held by such holder to be redeemed.

         Immediately prior to any redemption of Series C preferred stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after the applicable dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C preferred stock at the close of business on the applicable dividend record date is entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before the dividend payment date.

CHANGE OF CONTROL

         In the event of a change of control of the Company, each holder of shares of Series C preferred stock has the right, at the holder's option, to require us to repurchase all or any part of the holder's Series C preferred stock for cash at a repurchase price of $100 per share, plus all accrued and unpaid dividends, if any, up to the date fixed for repurchase (except with respect to shares of Series C preferred stock which have been converted into shares of excess stock pursuant to our charter), without interest pursuant to the procedures described below (the "change of control put option"), subject to the Maryland General Corporation Law.

         In connection with any change of control, we will be required to mail to each holder of shares of Series C preferred stock, not later than the date of the occurrence of the change of control, a notice of such occurrence, which will specify the purchase price and the purchase date, which will be no fewer than 30 business days and no more than 40 business days from the date the notice is mailed (the "put option payment date"), and describe the procedure that must be followed by the holder to tender the holder's shares of Series C preferred stock. We will be required to deliver a copy of this notice to each record and known beneficial holder of shares of Series C preferred stock as of the date that is 15 days prior to the date the notice is mailed. To exercise the change of control put option, a holder of shares of Series C preferred stock must deliver, on or before the third business day preceding the put option payment date, written notice to us (or to a paying agent designated by us for such purpose) of the holder's exercise of the change of control put option, indicating the number of shares of Series C preferred stock to be repurchased by us. Holders of shares of Series C preferred stock will be entitled to withdraw, in whole or in part, any tender of shares of Series C preferred stock pursuant to an exercise of the change of control put option by delivering to us (or to a paying agent designated by us for such purpose), on or before the second business day preceding the put option payment date, a telegram, telex, facsimile transmission or letter stating the name of the holder, the number of shares of Series C preferred stock initially to be delivered for purchase, and a statement that the holder is withdrawing its exercise of the change of control put option as to all or part of the tendered shares of Series C preferred stock.

         In the event of a change of control of the Company, we will have the right, at our option, to redeem all or any part of the shares of each holder of Series C preferred stock at (a) before the tenth anniversary date, the make-whole price (as defined below) as of the date fixed for redemption (except with respect to shares of Series C preferred stock converted into shares of excess stock pursuant to our charter) and (b) on or after the tenth anniversary date, the redemption price of $100 per share, plus all accrued and unpaid dividends, if any, up to the date fixed for redemption (except with respect to shares of Series C preferred stock converted into shares of excess stock pursuant to our charter), in each case pursuant to the procedures applicable to other redemptions of shares of Series C preferred stock. See "- Redemption."

         We will comply, to the extent applicable, with Sections 13 and 14 of the Exchange Act and the provisions of Regulation 14E promulgated thereunder and any other securities laws and regulations applicable to a repurchase of our Series C preferred stock pursuant to a change of control.

VOTING RIGHTS

         Holders of our Series C preferred stock do not have any voting rights, except as described below.

         Whenever dividends on any shares of Series C preferred stock are in arrears for three or more consecutive or non-consecutive quarterly periods within any five-year period a preferred dividend default will exist, the number of directors then constituting our Board of Directors will be increased by two (if not already increased by reason of a similar arrearage with respect to any parity preferred as defined below), and the holders of the shares of Series C preferred stock (subject to certain restrictions in the case of any regulated person (as defined below)) will be entitled to vote separately as a class with all other series of preferred stock ranking on a parity with our Series C preferred stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable, including, in that instance, our Series B preferred stock ("parity preferred"), in order to fill the newly created vacancies, for the election of a total of two additional directors of the Company (the "preferred stock directors") at a special meeting called by us at the request of holders of record of at least 20% of our Series C preferred stock or the holders of record of at least 20% of any series of parity preferred so in arrears (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on the shares of Series C preferred stock and parity preferred for the past dividend periods and the dividend for the then current dividend period are fully paid or declared and a sum sufficient for payment has been set aside to pay them. In the event our directors are divided into classes, each vacancy will be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors are as nearly equal as possible.

         Each preferred stock director, as a qualification for election (and regardless of how elected), will submit to our Board of Directors a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on the shares of Series C preferred stock and parity preferred for the past dividend periods and the dividend for the then current dividend period are fully paid or declared and a sum sufficient for payment has been set aside to pay them at which time the terms of office of all persons elected as preferred stock directors by the holders of our Series C preferred stock and any parity preferred will, upon the effectiveness of their respective letters of resignation, terminate, and the number of directors then constituting the Board of Directors will be reduced accordingly. A quorum for any meeting will exist if at least a majority of the outstanding shares of Series C preferred stock and shares of parity preferred are represented in person or by proxy at the meetings.

         The preferred stock directors will be elected upon the affirmative vote of a plurality of the shares of Series C preferred stock and the parity preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on our Series C preferred stock are paid in full or declared and set aside for payment in full, the holders of Series C preferred stock will be divested of the foregoing voting rights (subject to revesting in the event of each and every preferred dividend default).

         Any preferred stock director may be removed at any time with or without cause by, and will not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series C preferred stock when they have the voting rights described above (voting separately as a class with all series of parity preferred). So long as a preferred dividend default continues, any vacancy in the office of a preferred stock director may be filled by written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series C preferred stock when they have the voting rights described above (voting separately as a class with all series of parity preferred). The preferred stock directors will each be entitled to one vote per director on any matter properly coming before our Board of Directors.

         Notwithstanding the preceding paragraph, any and all shares of Series C preferred stock owned by a regulated person which exceed 4.9% of the total issued and outstanding shares of Series C preferred stock will not be entitled to vote for the election of preferred stock directors (and will not be counted for purposes of determining the percentage of holders of Series C preferred stock necessary to call the special meeting described above or whether a quorum is present at the special meeting or for any other similar purpose described above) so long as those shares are owned by a regulated person.

         So long as any shares of Series C preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of our Series C preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class):

          o    voluntarily terminate our status as a REIT;

          o enter into or undertake any senior obligations (as defined below) at any time during which we are in violation of the fixed charge coverage ratio covenant or the capitalization ratio covenant; or

          o amend, alter or repeal the provisions of our charter or the articles supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of our Series C preferred stock or the holders our Series C preferred stock.

               However, without the affirmative vote or consent of each holder of shares of our Series C preferred stock outstanding at the time, no amendment, alteration or repeal of the provisions of our charter or of the articles supplementary may be made that will
               (w) reduce the number of shares of our Series C preferred stock required to consent to certain amendments, alterations or repeals of our charter or the articles supplementary, (x) reduce the initial dividend yield or the Liquidation Preference or change the method of calculation of the first default dividend yield, the second default dividend yield, or the make-whole price, (y) change the payment date for payment of dividends with respect to our Series C preferred stock or change the period with respect to which such dividends are paid, or (z) alter or modify the rights of any holder of Series C preferred stock arising under certain provisions of the articles supplementary described in "- Change of Control." With respect to the occurrence of any Event described above, so long as our Series C preferred stock (or any equivalent class or series of stock issued by the surviving corporation in any merger or consolidation to which we became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event will not be deemed to materially and adversely affect any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of holders of our Series C preferred stock. Any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or any increase in the amount of the authorized shares of such series, in each case ranking on a parity with or junior to our Series C preferred stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or the issuance of additional shares of Series C preferred stock or up to 100 additional shares of Series B preferred stock will not be deemed to materially and adversely affect any preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

         So long as any shares of Series C preferred stock remain outstanding and any holder of our Series C preferred stock as of the date of its issuance continues to hold, beneficially or of record, at least 75% of the number of shares of Series C preferred stock which the holder owns, beneficially or of record, as of the date of its issuance, we will not without the affirmative vote or consent of the holders of at least

85% of the shares of our Series C preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend or waive certain provisions of the articles supplementary described in "- Covenants."

         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required is effected, all outstanding shares of Series C preferred stock are redeemed or called for redemption upon proper notice and we deposit sufficient funds in trust to effect the redemption.

         Except as expressly stated in the articles supplementary, our Series C preferred stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders of our Series C preferred stock will not be required for the taking of any corporate action, including any merger or consolidation involving us, our liquidation or dissolution or a sale of all or substantially all of our assets, irrespective of the effect that the merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of our Series C preferred stock.

CONVERSION

         Our Series C preferred stock is not convertible into or exchangeable for any of our other securities or property.

COVENANTS

         The articles supplementary provide that so long as any share of Series C preferred stock remains outstanding:

         o We will not permit the fixed charge coverage ratio to be less than 1.30 or the capitalization ratio to exceed 0.55 measured, in each case, at the end of each fiscal quarter.

         o We will not enter into any senior obligation which results in a violation of the fixed charge coverage ratio covenant or the capitalization ratio covenant, compliance with these covenants being determined (a) in the case of the fixed charge coverage ratio covenant, after giving effect on a pro forma basis to any senior obligation as if the senior obligation had been issued on the first day of the calculation period (as defined below), and
              (b) in the case of the capitalization ratio covenant, as of the end of our fiscal quarter immediately preceding our fiscal quarter in which the senior obligation is issued and undertaken, after giving effect on a pro forma basis to any senior obligation as if the senior obligation had been issued on the first day of such immediately preceding quarter.

CERTAIN DEFINITIONS

         Below is a summary of certain of the defined terms used in the articles supplementary. You should refer to the articles supplementary for the full definition of all these terms, as well as any other capitalized terms used but not defined in this prospectus.

         "Calculation period" means, as of any date of determination, the period comprised of our two most recently completed fiscal quarters immediately preceding our fiscal quarter in which that date of determination occurs.

         "Capitalization ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) the aggregate amount of our debt and (B) the aggregate amount of our preferred stock by (ii) the sum of (A) the aggregate amount of our debt, (B) the aggregate amount of our preferred stock, (C) the aggregate amount of capital (including additional paid in capital) which in accordance with generally accepted accounting principles would be reflected on our balance sheet in connection with our common equity securities as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs and (D) our accumulated depreciation as set forth on our balance sheet as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs.

         "Change of control" means either (a) the occurrence of any merger or other acquisition as a consequence of which a majority of the outstanding shares of our common equity securities are owned or acquired by the merging or acquiring person, entity or group or (b) the occurrence of any event or transaction as a consequence of which the persons, entities or organizations described in (A), (B) and (C), below, cease, in the aggregate, to own, beneficially or of record, or cease to control the voting or disposition or the power to direct the voting or disposition of, at least 75% of the number of shares of our common equity securities which the persons, entities or organizations in (A), (B) or (C), below, in the aggregate, own, beneficially or of record, or control the voting or disposition or have the power to direct the voting or disposition of, as of the May 29, 2003 (excluding any stock options or other stock rights which any such person, entity or organization may now own or subsequently acquire for purposes of this definition): (A) Charles J. Urstadt;
(B) Charles J. Urstadt's spouse, any of his children or any of their spouses, or any of his grandchildren or any of their spouses; or (C) any trust, corporation, partnership, limited liability company or other entity or organization controlled by Charles J. Urstadt or any of his relatives described in (B) above or in which Charles J. Urstadt or any of his relatives described in (B) above has any economic, beneficial or other interest.

         "Debt" of our Company or any subsidiary means any indebtedness of our Company or any subsidiary, whether or not contingent, in respect of (a) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by our Company or any subsidiary,
(c) reimbursement obligations, contingent or otherwise, in connection with letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable or (d) any lease of property by our Company or any subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles, in the case of items of indebtedness under (a) through (c) above to the extent that any of those items (other than reimbursement obligations in connection with letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by our Company or any subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than our Company or any subsidiary) (it being understood that debt will be deemed to be incurred by our Company or any subsidiary whenever our Company or the subsidiary creates, assumes, guarantees or otherwise becomes liable in respect of the debt).

         "Discount rate" means, as of any date of determination, the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second business day preceding that date of determination on the display designated as "Page 678" on the Telerate Access Service (or any other display as may replace Page 678 on Telerate Access Service) for actively traded U.S. Treasury securities having a 30-year maturity as of that date of determination, or (b) if the yields are not reported at that time or the yields reported at that time are not ascertainable, the Treasury Constant Maturity Series Yields reported for the latest day for which the yields have been so reported as of the second business day preceding the date of determination in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a 30-year constant maturity as of that date of determination.

         "Fixed charge coverage ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) interest expense for the calculation period and preferred dividends for the calculation period and (B) funds from operations for the calculation period by (ii) the sum of (A) interest expense for the calculation period and (B) preferred dividends for the calculation period; provided, however, that (x) if we have issued any debt or preferred stock since the beginning of the calculation period that remains outstanding or (y) if the transactions giving rise to the need to calculate the fixed charge coverage ratio is an issuance of debt or preferred stock, or both
(x) and (y), interest expense and preferred dividends for the calculation period shall be calculated after giving effect on a pro forma basis to the debt or preferred stock as if the debt or preferred stock had been issued on the first day of the calculation period and the discharge of any other debt or preferred stock refinanced, refunded, exchanged or otherwise discharged with the proceeds of the new debt or preferred stock as if any such discharge had occurred on the first day of the calculation period.

         "Funds from operations" ("FFO") means, with respect to any fiscal quarter, the measure of FFO as recently defined and clarified by the National Association of Real Estate Investment Trusts from time to time. FFO is currently defined as net income, computed in accordance with generally accepted accounting principles, for that quarter, excluding gains (or losses) from sales of properties, plus depreciation and amortization and after adjustments for unconsolidated joint ventures.

         "Interest expense" means, for any period, our total interest expense, including (a) interest expense attributable to capital leases, (b) amortization of debt discount and debt issuance cost, (c) capitalized interest, (d) non-cash interest payments, and (e) interest actually paid by us under any guarantee of debt or other obligation of any other person.

         "Make-whole price" means, for any share of Series C preferred stock, as of any date of determination, the sum of (a) the present value as of that date of determination of all remaining scheduled dividend payments of that share of Series C preferred stock until the tenth anniversary date, discounted by the discount rate, (b) the Liquidation Preference and (c) all accrued and unpaid dividends thereon to such date of determination.

         "Preferred Dividends" means, for any period, dividends accrued during such period in respect of all preferred stock held by persons other than us.

         "Regulated Person" means any bank holding company, subsidiary of a bank holding company or other person or entity that is subject to the Bank Holding Company Act of 1956, as amended from time to time.

         "Senior Obligation" means any (a) debt other than accounts payable incurred in the ordinary course of our business and (b) any of our equity securities which rank senior to our Series C preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution, or winding up.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our stockholders and concentration of ownership of our shares. Our charter contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limit."

         The ownership limit provides that, in general, no person may own more than 7.5% of the aggregate value of all outstanding stock of the Company. It also provides that:

          o    a transfer that violates the limitation is void;

          o a transferee gets no rights to the shares that violate the limitation;

          o shares transferred to a stockholder in excess of the ownership limit are automatically converted, by operation of law, into shares of "excess stock"; and

          o the excess stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limit.

         Pursuant to authority under our charter, our Board of Directors has determined that the ownership limit does not apply to Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, and his affiliates and associates who currently own in the aggregate 35.6% and 1.7% of our outstanding common stock and Class A common stock, respectively. Such holdings represent approximately 31.5% of our outstanding voting interests. The ownership limitation may discourage a takeover or other transaction in which holders of Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market prices or might otherwise deem to be in their best interests.

         Ownership of our stock is subject to attribution rules under the Internal Revenue Code, which may result in a person being deemed to own stock held by other persons. The Board of Directors may waive the ownership limit if it determines that the waiver will not jeopardize our status as a REIT. As a condition of such a waiver, the Board of Directors may require an opinion of counsel satisfactory to it or undertakings or representations from the applicant with respect to preserving our REIT status. We required no such waiver with respect to Mr. Urstadt's ownership rights, which are established as part of our charter.

         Any person who acquires stock in violation of the ownership limit must notify us immediately and provide us with any information we may request in order to determine the effect of the acquisition on our status as a REIT. The ownership limit will not apply if our Board of Directors determines that it is no longer in our best interests to qualify as a REIT. Otherwise, the ownership limit may be changed only by an amendment to our charter by a vote of two-thirds of the voting power of our common equity securities.

         Our charter provides that any purported transfer which results in a direct or indirect ownership of shares of capital stock in excess of the ownership limit or that would result in the disqualification of the Company as a REIT will be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our Board of Directors may, in its sole discretion, waive the ownership limit if evidence satisfactory to our Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our REIT status and our Board of Directors otherwise decides that such action is in our best interests.

         Shares of Series C preferred stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be converted into shares of "excess stock" that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of capital stock may be ultimately transferred without violating the ownership limit.

While the excess stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and except upon liquidation it will not be entitled to participate in dividends or other distributions. Any distribution paid to a proposed transferee of excess stock prior to the discovery by us that Series C preferred stock has been transferred in violation of the provision of our charter is required to be repaid to us upon demand. The excess stock is not treasury stock, but rather constitutes a separate class of our issued and outstanding stock. The original transferee-stockholder may, at any time the excess stock is held by us in trust, transfer the interest in the trust representing the excess stock to any person whose ownership of shares of capital stock exchanged for such excess stock would be permitted under the ownership limit, at a price not in excess of (a) the price paid by the original transferee-stockholder for shares of Series C preferred stock that were exchanged into excess stock, or (b) if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for our Series C preferred stock for the ten days immediately preceding such sale, gift or other transaction if such Series C preferred stock is then listed on a national securities exchange, and if such Series C preferred stock is not then listed on a national securities exchange, its redemption price, as applicable. Immediately upon the transfer to the permitted transferee, the excess stock will automatically be converted back into shares of Series C preferred stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any shares of excess stock may be deemed, at our option, to have acted as an agent on behalf of us in acquiring the excess stock and to hold the excess stock on behalf of us.

         In addition, we will have the right, for a period of 90 days during the time any shares of excess stock are held by us in trust, to purchase all or any portion of the excess stock from the original transferee-stockholder at the lesser of (a) the price initially paid for such shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for our Series C preferred stock for the ten days immediately preceding such sale, gift or other transaction, and
(b) the average closing price for our Series C preferred stock for the ten trading days immediately preceding the date we elect to purchase such shares, or in each case if our Series C preferred stock is not then listed on a national securities exchange, its redemption price, as applicable. The 90-day period begins on the date notice is received of the violative transfer if the original transferee-stockholder gives notice to us of the transfer, or, if no such notice is given, the date our Board of Directors determines that a violative transfer has been made.

         All stock certificates bear a legend referring to the restrictions described above.

REGISTRATION RIGHTS

         Pursuant to the registration rights agreement we agreed to use reasonable efforts to (a) file and cause to become effective with the SEC as soon as reasonably practicable after May 29, 2003, this registration statement; and (b) keep effective the registration statement until the earlier of two years following the effective date of the registration statement and the time when all of our Series C preferred stock has been sold under the registration statement or otherwise ceased to be a Restricted Security (as defined in the registration rights agreement). We agreed to provide to each holder of Series C preferred stock prior written notice of the filing of the registration statement so that each holder may participate in the resales of our Series C preferred stock beneficially owned by the holder pursuant to the registration statement and each holder is entitled to obtain from our transfer agent certificates issued in the name of the holder or its nominee in fully registered form representing our Series C preferred stock beneficially owned by the holder. We also agreed to provide each holder of Series C preferred stock copies of the prospectus which is a part of the registration statement, notify each holder of Series C preferred stock when the registration statement for our Series C preferred stock has become effective and take certain other actions as are required to permit unrestricted resales of our Series C preferred stock. A holder of Series C preferred stock who sells such Series C preferred stock under the registration statement generally is required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, is subject to certain of the civil liability provisions under the Securities Act in connection with the sales and is bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification and contribution rights and obligations).

         The preceding summary of certain provisions of the registration rights agreement is not intended to be complete and you should read this summary together with the complete text of the registration rights agreement.

LISTING

         Under the registration rights agreement, upon the SEC declaring effective this registration statement, we will use reasonable efforts to cause the listing of our Series C preferred stock on the NYSE or, if our Series C preferred stock is not then eligible for listing on the NYSE, to apply for listing of our Series C preferred stock on the AMEX or, if our Series C preferred stock is not then eligible for listing on the AMEX, to apply for quotation of our Series C preferred stock through the NASDAQ. If our shares are approved for listing on the NYSE, AMEX or NASDAQ, trading on The PORTALSM Market will cease.

TRANSFER AND DIVIDEND PAYING AGENT

         The Bank of New York is the transfer and dividend paying agent in respect of our Series C preferred stock.

BOOK-ENTRY; DELIVERY AND FORM

         The Depository Trust Company ("DTC"), New York, NY, acts as securities depository for our Series C preferred stock. Our Series C preferred stock has been issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Series C preferred stock certificate has been issued for our Series C preferred stock, representing all 400,000 shares, and has been deposited with DTC.

         DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both

U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC.

         Purchases of shares of our Series C preferred stock under the DTC system must be made by or through Direct Participants, which will receive a credit for the shares of our Series C preferred stock on DTC's records. The ownership interest of each actual purchaser of each share of our Series C preferred stock ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in shares of our Series C preferred stock are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in shares of our Series C preferred stock, except in the event that use of the book-entry system for shares of our Series C preferred stock is discontinued.

         To facilitate subsequent transfers, all shares of our Series C preferred stock deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of shares of our Series C preferred stock with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of our Series C preferred stock; DTC's records reflect only the identity of the Direct Participants to whose accounts such shares of our Series C preferred stock are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Series C preferred stock may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Series C preferred stock, such as redemptions, tenders, defaults, and proposed amendments to the Series C preferred stock documents. For example, Beneficial Owners of Series C preferred stock may wish to ascertain that the nominee holding the Series C preferred stock for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

         Redemption notices shall be sent to DTC. If less than all of the Series C preferred stock are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

         Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to shares of our Series C preferred stock, when the Series C preferred stock is eligible to vote, unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts shares of our Series C preferred stock are credited on the record date (identified in a listing attached to the Omnibus Proxy).

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

         Redemption proceeds, distributions, and dividend payments on our Series C preferred stock will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the issuer, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the Bank of New York, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

         DTC may discontinue providing its services as depository with respect to our Series C preferred stock at any time by giving reasonable notice to our Company. Under such circumstances, in the event that a successor depository is not obtained, Series C preferred stock certificates are required to be printed and delivered.

         We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Series C preferred stock certificates will be printed and delivered.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

             FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

         This section summarizes the federal income tax issues that you, as a stockholder, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "Taxation of Tax-Exempt Stockholders" below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "Taxation of Non-U.S. Stockholders" below).

         The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

         In connection with this registration statement, Coudert Brothers LLP is rendering an opinion that we qualified to be taxed as a REIT under the federal income tax laws for our taxable years ended October 31, 2000 through October 31, 2002, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending October 31, 2003 and in the future. You should be aware that the opinion is based on current law and is not binding on the IRS or any court. In addition, the opinion is based on customary assumptions and on our representations as to factual matters, all of which are described in the opinion. Moreover, we urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in our Series C preferred stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

TAXATION OF THE COMPANY

         We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended October 31, 1970. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to continue so to operate. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

         Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see "Failure to Qualify" below.

         If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

          o We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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

          o We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to stockholders.

          o    We will pay income tax at the highest corporate rate on:

               o net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business, and

               o    other non-qualifying income from foreclosure property.

          o We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

          o If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "Requirements for Qualification -- Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we generally will pay a 100% tax on:

               o the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by,

               o    a fraction intended to reflect our profitability.

          o If we fail to distribute during a calendar year at least the sum of:

               o    85% of our REIT ordinary income for the year,

               o    95% of our REIT capital gain net income for the year, and

               o any undistributed taxable income from earlier periods, we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

          o We may elect to retain and pay income tax on our net long-term capital gain.

          o We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

          o If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

               o the amount of gain that we recognize at the time of the sale or disposition, and

               o the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

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

REQUIREMENTS FOR QUALIFICATION

         A REIT is an entity that meets each of the following requirements:

         1.   It is managed by trustees or directors.

         2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

         3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

         4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

         5. At least 100 persons are beneficial owners of its shares or ownership certificates.

         6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.

         7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

         8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

         We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

         We have issued sufficient shares of common stock and Class A common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of the shares of common stock and Class A common stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of shares of common stock and Class A common stock are described in this prospectus under "Description of Capital Stock -- Restrictions on Ownership and Transfer."

          For U.S. federal income tax purposes, a corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a "Taxable REIT Subsidiary." We have four corporate subsidiaries, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc. and UB Somers, Inc., and own all of their capital stock. For federal income tax purposes, 323 Railroad Corp., UB Danbury, Inc., UB Darien, Inc. and UB Somers, Inc. are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

         An unincorporated domestic entity, such as a partnership, that has a single owner generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

         A REIT may own up to 100% of the stock of a "taxable REIT subsidiary," or TRS. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis. We do not currently have any TRSs, but may form one or more TRSs in future taxable years.

INCOME TESTS

         We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

         o    rents from real property;

         o interest on debt secured by mortgages on real property, or on interests in real property;

         o dividends or other distributions on, and gain from the sale of, shares in other REITs; and gain from the sale of real estate assets.

         Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of these. Gross income from any origination fees is not qualifying income for purposes of either gross income test, and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

         A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

         We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

         o that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

         o for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated;

         o and for which the REIT makes a proper election to treat the property as foreclosure property.

We have no foreclosure property as of the date of this prospectus.

         However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

         o on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

         o on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

         o which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

         Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if each of the following conditions is met:

         o The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

         o Neither we nor a direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space.

         o All of the rent received under a lease of real property will not qualify as "rents from real property" unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property.

         o We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

         If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

         o our failure to meet such tests is due to reasonable cause and not due to willful neglect;

         o we attach a schedule of the sources of our income to our tax return; and

         o any incorrect information on the schedule was not due to fraud with intent to evade tax.

         We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "Taxation," even if the relief provisions apply, we generally would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

         To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

         o    cash or cash items, including certain receivables;

         o    government securities;

         o interests in real property, including leaseholds and options to acquire real property and leaseholds;

         o    interests in mortgages on real property;

         o    stock in other REITs; and

         o investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

         Under the second asset test, except for securities in the 75% asset class, securities in a TRS or qualified REIT subsidiary, and certain partnership interests and certain debt obligations:

         o not more than 5% of the value of our total assets may be represented by securities of any one issuer;

         o we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

         o we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (the "10% value test").

In addition, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

         We believe that our existing assets are qualifying assets for purposes of the 75% asset test. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of the 75% asset test, except to the extent that the principal balance of any loan exceeds the value of the associated real property or to the extent the asset is a loan that is not deemed to be an interest in real property. We will monitor the status of our acquired assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

         o we satisfied the asset tests at the end of the preceding calendar quarter; and

         o the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

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

         If we did not satisfy the condition described in the first item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

DISTRIBUTION REQUIREMENTS

         Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

         o    the sum of

              o 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

              o 90% of our after-tax income, if any, from foreclosure property, minus

         o    the sum of certain items of non-cash income.

         We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

         We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

          o    85% of our REIT ordinary income for such year,

          o    95% of our REIT capital gain income for such year, and

          o    any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "Taxation of Taxable U.S. Stockholders" below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

         It is possible that, from time to time, we may experience timing differences between:

          o the actual receipt of income and actual payment of deductible expenses, and

          o the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income.

         Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we

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

may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

RECORDKEEPING REQUIREMENTS

         We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

FAILURE TO QUALIFY

         If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

         As long as we qualify as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. The term "U.S. stockholder" means a holder of our stock that, for United States federal income tax purposes, is:

          o    a citizen or resident of the United States,

          o an entity created or organized under the laws of the United States or of a political subdivision of the United States,

          o an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source, or

          o    any trust with respect to which

               o a United States court is able to exercise primary supervision over its administration, and

               o one or more United States persons have the authority to control all of its substantial decisions.

         A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

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

         We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid. If we make such an election, we may, if possible without jeopardizing our status as a REIT, make such an election only with respect to capital gains allocable to our common stock and Class A common stock.

         A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder's shares of our stock. Instead, the distribution will reduce the adjusted basis of such shares of our stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in his or her shares of our stock as long-term capital gain, or short-term capital gain if the shares of our stock have been held for one year or less, assuming the shares of our stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common equity.

         Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of our stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. STOCKHOLDERS ON THE DISPOSITION OF STOCK

         In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our stock as long-term capital gain or loss if the U.S. stockholder has held the shares of our stock for more than one year. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our stock may be disallowed if the U.S. stockholder purchases other shares of substantially identical stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

         The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individual taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2008. A 20% tax rate applies to a sale or exchange of assets held for more than one year occurring on or before May 6, 2003. The maximum tax rate on long-

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

term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15%, 20%, or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

         We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 30% with respect to distributions unless the holder:

          o is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact;

          o or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

         A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "Taxation of Non-U.S. Stockholders."

CASH REDEMPTION OF SERIES C PREFERRED STOCK

         A cash redemption of shares of Series C preferred stock will be treated under the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of tests described in the following sentence in which case the redemption is instead treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it:

          o    is "substantially disproportionate" with respect to the holder,

          o results in a "complete termination" of the holder's stock interest in the Company, or

          o is "not essentially equivalent to a dividend" with respect to the holder.

In determining whether any of these tests have been met, shares of capital stock (including our common stock and Class A common stock and any other equity interests) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the

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

determination as to whether any of these alternative tests will be satisfied with respect to any particular holder of our Series C preferred stock depends upon the facts and circumstances at the time that the determination must be made, you should consult your tax advisor to determine such tax treatment.

         If a cash redemption of shares of Series C preferred stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received (less any portion attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (b) the holder's adjusted basis in the shares of Series C preferred stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Series C preferred stock have been held as a capital asset and will be long-term gain or loss if such shares have been held for more than one year.

         If a cash redemption of shares of Series C preferred stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of Series C preferred stock for tax purposes will be transferred to the holder's remaining shares of our capital stock, if any. If the holder owns no other shares of our capital stock, such basis, may under certain circumstances, be transferred to a related person or it may be lost entirely. Proposed regulations issued in October 2002, are intended to prevent a loss of such basis. It is not certain whether and in what form these regulations will become effective.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

         o the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

         o we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the

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

              pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

         o    either

              o one pension trust owns more than 25% of the value of our shares; or

              o a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

TAXATION OF NON-U.S. STOCKHOLDERS

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the shares of our stock, including any reporting requirements.

         A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

         o a lower treaty rate applies and the non-U.S. stockholder files the required form evidencing eligibility for that reduced rate with us, or

         o the non-U.S. stockholder files the required form with us claiming that the distribution is effectively connected income.

         A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of Series C preferred stock. Instead, the distribution will reduce the adjusted basis of those shares of Series C preferred stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of Series C preferred stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of Series C preferred stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

         We are generally required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the

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

entire amount of any distribution, to the extent that we do not do so, we generally will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

         For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against our tax liability for the amount we withhold.

         A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of such stock. We cannot assure you that that test will be met. In addition, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of Series C preferred stock at all times during a specified testing period will not incur tax on such gain under FIRPTA if the shares of Series C preferred stock are "regularly traded" on an established securities market. Our Series C preferred stock will not be regularly traded on an established securities market at the outset. In the event that our Series C preferred stock may become listed and regularly traded on an established securities market, a non-U.S. stockholder will not thereafter incur tax under FIRPTA on gain from the sale of our Series C preferred stock unless it owns more than 5% of the Series C preferred stock. If the gain on the sale of the shares of Series C preferred stock is taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations.

         A non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

         o the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or

         o the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

         On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our

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

shareholders, our dividends are generally not eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends generally apply to:

          o your long-term capital gains, if any, recognized on the disposition of our shares;

          o our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

          o our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

          o our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

STATE AND LOCAL TAXES

         We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of Series C preferred stock.


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                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

         Under our charter we may issue up to 30,000,000 shares of common stock, 40,000,000 shares of Class A common stock, 20,000,000 shares of preferred stock and 10,000,000 shares of excess stock. At July 15, 2003, we had outstanding 6,758,866 shares of common stock, 18,536,397 shares of Class A common stock, 150,000 shares of Series B Senior Cumulative preferred stock, 400,000 shares of Series C preferred stock and no shares of excess stock. We have reserved 2,406 shares of common stock and no shares of Class A common stock for outstanding grants and future issuance under our employee stock option plan, 137,032 shares of common stock and 152,590 shares of Class A common stock for issuance under our dividend reinvestment and share purchase plan, no shares of common stock, 107,500 shares of Class A common stock and 190,500 shares which, at our Compensation Committee's discretion, may be awarded in any combination of shares of common stock or Class A common stock for issuance under our restricted stock plan and 54,553 shares of common stock and 309,650 shares of Class A common stock upon redemption of operating partnership interests.

DESCRIPTION OF OUR COMMON STOCK AND CLASS A COMMON STOCK

Voting

         Under our charter, holders of our common stock are entitled to one vote per share on all matters submitted to the common stockholders for vote at all meetings of stockholders. Holders of our Class A common stock are entitled to 1/20th of one vote per share on all matters submitted to the common stockholders for vote at all meetings of stockholders. Except as otherwise required by law or as to certain matters as to which separate class voting rights may be granted in the future to holders of one or more other classes or series of our capital stock, holders of common stock and Class A common stock vote together as a single class, and not as separate classes, on all matters voted upon by our stockholders. The holders of our Class A common stock, as a group, control 12.1% of the voting power of our common equity securities and the holders of our common stock, as a group, control 87.9% of the voting power of our common equity securities. Therefore, holders of our common stock have sufficient voting power to approve or disapprove all matters voted upon by our stockholders.

Dividends and Distributions

         Subject to the requirements with respect to preferential dividends on any of our preferred stock, dividends and distributions are declared and paid to the holders of common stock and Class A common stock in cash, property or other securities of the Company (including shares of any class or series whether or not shares of such class or series are already outstanding) out of funds legally available therefor. Each share of common stock and each share of Class A common stock has identical rights with respect to dividends and distributions, subject to the following:

          o with respect to regular quarterly dividends, each share of Class A common stock entitles the holder thereof to receive not less than 110% of amounts paid on each share of common stock, the precise amount of such dividends on the Class A common stock being subject to the discretion of our Board of Directors;

          o a stock dividend on the common stock may be paid in shares of common stock or shares of Class A common stock; and

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

          o a stock dividend on shares of Class A common stock may be paid only in shares of Class A common stock.

         If a stock dividend on the common stock is paid in shares of common stock, we are required to pay a stock dividend on the Class A common stock in a proportionate number of shares of Class A common stock.

Mergers and Consolidations

         In the event we merge, consolidate or combine with another entity (whether or not we are the surviving entity), holders of shares of Class A common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of common stock in that transaction.

Liquidation Rights

         Holders of common stock and Class A common stock have the same rights with respect to distributions in connection with a partial or complete liquidation of our Company.

Restrictions on Ownership and Transfer

         We have the right to refuse transfers of capital stock that could jeopardize our qualification as a REIT and to redeem any shares of capital stock in excess of 7.5% of the value of our outstanding capital stock beneficially owned by any person (other than an exempted person).

Transferability

         The common stock and Class A common stock are freely transferable, and except for the ownership limit and federal and state securities laws restrictions on our directors, officers and other affiliates and on persons holding "restricted" stock, our stockholders are not restricted in their ability to sell or transfer shares of the common stock or Class A common stock.

Sinking Fund, Preemptive, Subscription and Redemption Rights

         Neither the common stock nor the Class A common stock carries any sinking fund, preemptive, subscription or redemption rights enabling a holder to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock.

Transfer Agent and Registrar

         The transfer agent and registrar for the common stock and Class A common stock is The Bank of New York.

DESCRIPTION OF PREFERRED STOCK

General

         Under our charter, our Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 20,000,000 shares of preferred stock, in such series, with such preferences, conversion or other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption, as may be fixed by our Board of Directors.

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

         We currently have 150,000 shares of Series B preferred stock outstanding. Without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B preferred stock, we may not issue more than 100 additional shares of Series B preferred stock or any equity securities which rank senior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up. For further discussion of the rights of the Series B preferred stock, see "Description of Series B Senior Cumulative Preferred Stock" below.

         We also have 400,000 shares of Series C preferred stock outstanding. For further discussion of the rights of the Series C preferred stock, see "Description of Series C Cumulative Preferred Stock" above.

DESCRIPTION OF SERIES B SENIOR CUMULATIVE PREFERRED STOCK

General

         In January 1998, we issued 350,000 shares of the Series B preferred stock to three investors in a private placement for aggregate proceeds of $35,000,000. On November 30, 2001, we repurchased 200,000 of these shares for $16,050,000. 150,000 shares of our Series B preferred stock remain outstanding.

Maturity

         The Series B preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption.

Rank

         With respect to the payment of dividends and amounts upon liquidation, the Series B preferred stock ranks senior to the common stock and Class A common stock and to all equity securities we issue ranking junior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up and will rank equally with our Series C preferred stock and all other equity securities we issue which specifically provide that the equity securities rank equally with the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up. Without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B preferred stock, we may not issue more than 100 additional shares of Series B preferred stock or any equity securities which rank senior to the Series B preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

Dividends

         Dividends on the Series B preferred stock are cumulative from January 8, 1998, the date of original issue, and are payable quarterly on January 31, April 30, July 31 and October 31 of each year, to stockholders of record on the applicable record date determined each quarter by our Board of Directors for the quarterly periods ended January 31, April 30, July 31 and October 31, as applicable, at the rate of 8.99% per annum of the Series B liquidation preference (as defined below) (the "initial Series B dividend yield"). If we violate the Series B fixed charge coverage ratio covenant (as defined below) or the Series B capitalization ratio covenant (as defined below), and fail to cure this violation on or before the second succeeding dividend payment date, the initial Series B dividend yield will be increased to 2.0% over the initial Series B dividend yield (the "first Series B default dividend yield") as of that second succeeding dividend payment date. If we remain in violation of either the Series B fixed charge ratio covenant or the Series B capitalization ratio covenant on four consecutive dividend payment dates after the initial violation of either covenant, the initial Series B dividend yield will increase to the greater of (a) the Series B discount rate (as defined below) plus 7.0% or
(b) 15% (the "second Series B default dividend yield") as of that fourth consecutive dividend payment date. The first Series B default dividend yield and the second Series B default dividend yield will revert back to the initial Series B dividend yield if we remain in compliance with the Series B fixed charge coverage ratio covenant and the Series B capitalization ratio covenant on two consecutive dividend payment dates after the first Series B default dividend yield or second Series B default dividend yield takes effect.

Liquidation Preference

         Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series B preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $100 per share (the "Series B liquidation preference"), plus an amount equal to any accrued and unpaid dividends to the date of payment.

Redemption

         Except in certain circumstances relating to preservation of our status as a REIT under the Internal Revenue Code, and to a change of control involving the Company, the Series B preferred stock is not redeemable before January 8, 2008 (the "Series B tenth anniversary date"). On and after the Series B tenth anniversary date, the Series B preferred stock is redeemable for cash at our option, in whole or in part, at a redemption price of $100 per share, plus dividends accrued and unpaid at the redemption date (whether or not declared), without interest.

Change of Control

         In the event we experience a change of control, each holder of shares of Series B preferred stock has the right, at the holder's option, to require us to repurchase all or any part of the holder's Series B preferred stock at a repurchase price of $100 per share, plus all accrued and unpaid dividends on the shares, if any, up to the date fixed for repurchase, without interest, subject to the Maryland General Corporation Law. In the event we experience a change of control, we have the right, at our option, to redeem all or any part of the shares of each holder of Series B preferred stock (a) before the Series B tenth anniversary date, at the Series B make-whole price (as defined below) and (b) on or after the Series B tenth anniversary date, at the redemption price of $100 per share, plus all accrued and unpaid dividends on the shares, if any, without interest, pursuant to the procedures applicable to other redemptions of shares of Series B preferred stock.

Voting Rights

         Holders of Series B preferred stock generally have no voting rights. However, whenever dividends on any shares of Series B preferred stock are in arrears for three or more consecutive or non-consecutive quarterly periods within any five-year period the holders of the shares (subject to certain restrictions in the case of entities regulated by the Bank Holding Company Act of 1956) are entitled to elect, voting separately as a class with all other shares of Series B parity preferred (as defined below) upon which like voting rights have been conferred and are exercisable, two additional directors of our Board of Directors until all dividends accumulated on the shares of Series B preferred stock have been fully paid or declared and a sum sufficient for the payment of the dividends is set aside for payment. Without the affirmative vote or consent of at least two-thirds of the outstanding Series B preferred stock, we may not:

         o    effect any voluntary termination of our status as a REIT,

         o effect certain changes to the terms of the Series B preferred stock that would be materially adverse to the rights of the holders of the Series B preferred stock (including the issuance of more than 100 additional shares of Series B preferred stock) or

         o enter into or undertake any Series B senior obligations (as defined below) at any time during which we are in violation of the Series B fixed charge ratio covenant or the Series B capitalization ratio covenant.

         Without the affirmative vote or consent of all of the outstanding Series B preferred stock, we may not effect changes to certain terms of the Series B preferred stock, including among others, the initial Series B dividend yield, the Series B liquidation preference, the Series B dividend payment dates and the Series B make-whole price (all as defined below). Moreover, without the affirmative vote or consent of at least 85% of the outstanding Series B preferred stock, subject to certain conditions, we may not effect changes to certain terms of the Series B preferred stock related to the Series B fixed charge coverage ratio covenant and the Series B capitalization ratio covenant.

Conversion

         The Series B preferred stock is not convertible into or exchangeable for any other securities or property of the Company.

Certain Covenants

         The articles supplementary of the Series B preferred stock provide that so long as any share of Series B preferred stock remains outstanding, we may not permit:

         o the Series B fixed charge coverage ratio (as defined below) for the period comprised of our two most recently completed fiscal quarters immediately preceding the date of determination to be less than 1.30 (the "Series B fixed charge coverage ratio covenant") or

         o    the Series B capitalization ratio (as defined below) to exceed
              0.55 (the "Series B capitalization ratio covenant").

         We may not enter into or undertake any Series B senior obligation which results in a violation of the Series B fixed charge coverage ratio covenant or the Series B capitalization ratio covenant, compliance with the covenants being determined (a) in the case of the Series B fixed charge coverage ratio covenant, after giving effect on a pro forma basis to any such Series B senior obligation as if the Series B senior obligation had been issued on the first day of the Series B calculation period (as defined below), and (b) in the case of the Series B capitalization ratio covenant, as of the end of our fiscal quarter immediately preceding our fiscal quarter in which the Series B senior obligation is issued or undertaken, after giving effect on a pro forma basis to any such Series B senior obligation as if the Series B senior obligation had been issued on the first day of the immediately preceding quarter.

Restrictions on Ownership and Transfer

         We have the right to refuse transfers of capital stock that could jeopardize our qualification as a REIT and to redeem any shares of capital stock in excess of 7.5% of the value of our outstanding capital stock beneficially owned by any person. Pursuant to a subscription agreement executed between our Company and each of the initial holders of the Series B preferred stock, we and the holders agreed that if, at any time prior to the Series B listing date (as defined below), we determine that we intend to revoke the exemption granted to a certain initial holder of the Series B preferred stock which permits the holder to own shares of Series B preferred stock in excess of 7.5% of the value of outstanding capital stock, (a) we have an obligation to purchase from the holder, and the holder has an obligation to sell to us, the shares of Series B preferred stock in excess of the 7.5% ownership limit at the Series B make-whole Price, and (b) we have an obligation to purchase from each other holder of Series B preferred stock, and each other holder has an obligation to sell to us, a pro rata number of the shares of Series B preferred stock held by each other holder at that time. Each and every transferee of shares of Series B preferred stock will be required, as a condition to transfer, to agree to be bound by any obligations of the transferor.

         In addition, the Series B preferred stock has not been registered under the Securities Act, or any state securities laws and pending the registration may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Registration Rights

         Pursuant to a registration rights agreement (as amended, the "Series B registration rights agreement") between our Company and the holders of the Series B preferred stock, upon receipt of a written request from a holder of the Series B preferred stock, we are required to file and use reasonable efforts to cause to become effective a registration statement with the SEC under the Securities Act with respect to the Series B preferred stock within 90 days after the receipt of the written request.

Listing

         Pursuant to the Series B registration rights agreement, if any registration statement relating to the offer and sale of the outstanding Series B preferred stock is declared effective by the SEC, we must use reasonable efforts to cause the listing of the Series B preferred stock on the NYSE or, if the Series B preferred stock is not then eligible for listing on the NYSE, to apply for listing of the Series B preferred stock on the AMEX or, if the Series B preferred stock is not then eligible for listing on the AMEX, to apply for quotation of the Series B preferred stock through the NASDAQ (the date of any such listing, the "Series B listing date").

Certain Series B Preferred Stock Definitions

         "Series B calculation period" means, as of any date of determination, the period comprised of our two most recently completed fiscal quarters immediately preceding our fiscal quarter in which that date of determination occurs.

         "Series B capitalization ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) the aggregate amount of our debt and (B) the aggregate amount of our preferred stock by (ii) the sum of (A) the aggregate amount of our debt, (B) the aggregate amount of our preferred stock, (C) the aggregate amount of capital (including surplus) which in accordance with generally accepted accounting principles would be reflected on our balance sheet in connection with our common equity securities as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs and (D) our accumulated depreciation as set forth on our balance sheet as of the end of the quarter immediately preceding our fiscal quarter in which that date of determination occurs.

         "Series B discount rate" means, as of any date of determination, the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (New York City time) on the second business day preceding that date of determination on the display designated as "Page 678" on the Telerate Access Service (or any other display that may replace Page 678 on Telerate Access Service) for actively traded U.S. Treasury securities having a 30-year maturity as of that date of determination, or (b) if the yields are not reported at that time or the yields reported at that time are not ascertainable, the Treasury Constant Maturity Series Yields reported for the latest day for which the yields have been so reported as of the second business day preceding the date of determination in Federal Reserve Statistical Release
H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a 30-year constant maturity as of that date of determination.

         "Series B fixed charge coverage ratio" means, as of any date of determination, the ratio obtained by dividing (i) the sum of (A) Series B interest expense for the Series B calculation period and (B) Series B funds from operations for the Series B calculation period by (ii) the sum of (A) Series B interest expense for the Series B calculation period and (B) Series B preferred dividends for the Series B calculation period; provided, however, that (x) if we have issued any debt or preferred stock since the beginning of the Series B calculation period that remains outstanding or (y) if the transactions giving rise to the need to calculate the Series B fixed charge coverage ratio is an issuance of debt or preferred stock, or both (x) and (y), Series B interest expense and Series B preferred dividends for the Series B calculation period shall be calculated after giving effect on a pro forma basis to the debt or preferred stock as if the debt or preferred stock had been issued on the first day of the Series B calculation period and the discharge of any other debt or preferred stock refinanced, refunded, exchanged or otherwise discharged with the proceeds of the new debt or preferred stock as if any such discharge had occurred on the first day of the Series B calculation period.

         "Series B funds from operations" means, with respect to any fiscal quarter, (a) our net income for that quarter, plus (b) any loss resulting from the restructuring of debt, or sale of property during that period, minus (c) any gain resulting from the restructuring of debt, or sale of property during that period, plus (d) depreciation and amortization of properties (including with respect to trade fixtures and tenant allowances or improvements which are a part thereof and capitalized leasing expenses, such as leasing commissions), and adjusted to take into account (i) the results of operations of any unconsolidated joint venture or partnership calculated to reflect funds from operations on the same basis and (ii) any unusual and non-recurring items which otherwise would materially distort the comparative measurement of Series B funds from operations for different fiscal periods. Series B funds from operations shall be determined in accordance with the March 1995 White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts, as in effect on the date of issuance of the Series B preferred stock.

         "Series B interest expense" means, for any period, our total interest expense, including (a) interest expense attributable to capital leases, (b) amortization of debt discount and debt issuance cost, (c) capitalized interest,
(d) non-cash interest payments, (e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (f) net costs under hedging obligations (including amortization of fees), and (g) interest actually paid by us under any guarantee of debt or other obligation of any other person.

         "Series B make-whole price" means, for any share of Series B preferred stock, as of any date of determination, the sum of (a) the present value as of that date of determination of all remaining scheduled dividend payments of that share of Series B preferred stock until the Series B tenth anniversary date, discounted by the Series B discount rate, (b) the Series B liquidation preference and (c) all accrued and unpaid dividends thereon to that date of determination.

         "Series B parity preferred" means all other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable.

         "Series B preferred dividends" means dividends accrued in respect of all preferred stock held by persons other than us.

         "Series B senior obligations" means any (a) debt other than accounts payable incurred in the ordinary course of our business and (b) any equity securities which rank senior to the Series B preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         To qualify as a REIT under the Internal Revenue Code, we must meet several requirements regarding the number of our stockholders and concentration of ownership of our shares. Our charter contains provisions that restrict the ownership and transfer of our shares to assist us in complying with these Internal Revenue Code requirements. We refer to these restrictions as the "ownership limit."

         The ownership limit provides that, in general, no person may own more than 7.5% of the aggregate value of all outstanding stock of the Company. It also provides that:

         o    a transfer that violates the limitation is void;

         o a transferee gets no rights to the shares that violate the limitation;

         o shares transferred to a stockholder in excess of the ownership limit are automatically converted, by operation of law, into shares of "excess stock"; and

         o the excess stock will be held by us as trustee of a trust for the exclusive benefit of future transferees to whom the shares of capital stock will ultimately be transferred without violating the ownership limit.

         For further discussion of the ownership limit and the corresponding restrictions on ownership and transfer, see "Description of our Series C Preferred Stock - Restrictions on Ownership and Transfer."

         CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS, MARYLAND LAW, OUR
           STOCKHOLDER RIGHTS PLAN, CHANGE OF CONTROL AGREEMENTS AND
                           INDEMNIFICATION AGREEMENTS

PROVISIONS OF OUR CHARTER AND BYLAWS

Classification of Board, Vacancies and Removal of Directors

         Our charter provides that our Board of Directors is divided into three classes. Directors of each class serve for staggered terms of three years each, with the terms of each class beginning in different years. We currently have eight directors. The number of directors in each Class and the expiration of the current term of each class is as follows:

               Class I           3 directors           Expires 2004
               Class II          2 directors           Expires 2005
               Class III         3 directors           Expires 2006

         At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction in which holders of our Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market price or might otherwise deem to be in their best interests. In addition, a classified board could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

         Our charter provides that, subject to the rights of holders of our preferred stock, any director may be removed (a) only for cause and (b) only by the affirmative vote of not less than two-thirds of the common equities then outstanding and entitled to vote for the election of directors. Our charter additionally provides that any vacancy occurring on our Board of Directors (other than as a result of the removal of a director) shall be filled only by a majority of the remaining directors except that a vacancy resulting from an increase in the number of directors shall be filled by a majority of the entire Board of Directors. A vacancy resulting from the removal of a director may be filled by the affirmative vote of a majority of all the votes cast at a meeting of the stockholders called for that purpose.

         The provisions of our charter relating to the removal of directors and the filling of vacancies on our Board of Directors could preclude a third party from removing incumbent directors without cause and simultaneously gaining control of our Board of Directors, by filling, with its own nominees, the vacancies created by such removal. The provisions also limit the power of stockholders generally, and those with a majority interest, to remove incumbent directors and to fill vacancies on our Board of Directors without the support of incumbent directors.

Stockholder Action by Written Consent

         Our charter provides that any action required or permitted to be taken by our stockholders may be effected by a consent in writing signed by the holders of all of our outstanding shares of common equity securities entitled to vote on the matter. This requirement could deter a change of control because it could delay or deter a stockholder's ability to take action with respect to us.

Meetings of Stockholders

         Our bylaws provide for annual stockholder meetings to elect directors. Special stockholder meetings may be called by our Chairman, President or a majority of the Board of Directors or may be called by our Secretary at the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting. This requirement could deter a change of control because it could delay or deter a stockholder's ability to take action with respect to us.

Stockholder Proposals and Director Nominations

         Under our bylaws, in order to have a stockholder proposal or director nomination considered at an annual meeting of stockholders, stockholders are generally required to deliver to us certain information concerning themselves and their stockholder proposal or director nomination not less than 75 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting (the "anniversary date"); provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days before or more than 60 days after the anniversary date, notice must be delivered to us not later than the close of business on the later of (a) the 75th day prior to the scheduled date of such annual meeting or (b) the 15th day after public disclosure of the date of such meeting. Failure to comply with such timing and informational requirements will result in such proposal or director nomination not being considered at the annual meeting. The purpose of requiring stockholders to give us advance notice of nominations and other business, and certain related information is to ensure that we and our stockholders have sufficient time and information to consider any matters that are proposed to be voted on at an annual meeting, thus promoting orderly and informed stockholder voting. Such Bylaw provisions could have the effect of precluding a contest for the election of our directors or the making of stockholder proposals if the proper procedures are not followed, and of delaying or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to have its own proposals approved.

Authorization of Consolidations, Mergers and Sales of Assets

         Our charter provides that any consolidation, merger, share exchange or transfer of all or substantially all of our assets must first be approved by the affirmative vote of a majority of our Board of Directors (including a majority of the continuing directors) and thereafter must be approved by a vote of at least two-thirds of all the votes cast on such matter, by holders of voting common equities voting as a single class at a meeting of the stockholders. These provisions could make it more difficult for us to enter into any consolidation, merger or sale of assets as described above.

Amendment of our Charter and Bylaws

         Our charter may be amended by the affirmative vote of a majority of the vote entitled to be cast on the matter, except that provisions relating to the directors, the ownership limit, amendments to the charter, indemnification, limitation of liability, the required percentage vote of stockholders for certain transactions and amendment of the bylaws by directors may only be amended by a vote of at least two-thirds of the common equities then outstanding and entitled to vote. Our bylaws may be amended only by the Board of Directors.

Indemnification; Limitation of Directors' and Officers' Liability

         Our charter limits the liability of our directors and officers to our company and stockholders for money damages to the maximum extent permitted by Maryland law. Maryland law permits limiting liability except for liability resulting from:

         o actual receipt of an improper benefit or profit in money, property or services; or

         o a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

         According to our charter and bylaws, our company will, to the maximum extent permitted by Maryland law, indemnify and pay or reimburse reasonable expenses to any of our present or former directors or officers or any individual who, while a director or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise. The indemnification covers any claim or liability against the person. Our bylaws permit us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us.

         Under Maryland law, unless limited by the charter, indemnification by the corporation is mandatory if the director is successful, on the merits or otherwise, in the defense of such a proceeding. Moreover, a court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification.

         Maryland law permits a corporation to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

         o the act or omission of the director or officer was material to the matter giving rise to the proceeding; and

         o    was committed in bad faith; or

         o    was the result of active and deliberate dishonesty; or

         o in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         However, a Maryland corporation may not indemnify for an adverse judgment in a derivative action. Our bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

         o a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

         o a written undertaking to repay the amount reimbursed if the standard of conduct was not met.

PROVISIONS OF MARYLAND LAW

Business Combinations

         Under Maryland law, certain "business combinations" between us and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our shares, an affiliate of ours who, at any time within the previous two years was the beneficial owner of 10% or more of the voting power of our shares (who the statute terms an "interested stockholder"), or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which they became such persons. The business combinations that are subject to this law include mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities.

After the five-year period has elapsed, a proposed business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least:

          o 80% of the votes entitled to be cast by our outstanding voting shares; and

          o two-thirds of the votes entitled to be cast by the outstanding voting shares, excluding shares held by the interested stockholder,

unless, among other conditions, the stockholders receive a fair price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

         These provisions do not apply, however, to business combinations that the Board of Directors approves or exempts before the time that the interested stockholder becomes an interested stockholder or transactions between us and Mr. Charles J. Urstadt, Chairman and Chief Executive Officer of the Company or any of his affiliates or associates.

Control Share Acquisitions

         Maryland law provides that "control shares" acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of our outstanding voting shares, excluding shares owned by the acquiror or by officers or directors who are employees of ours. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

          o    one-tenth or more but less than one-third;

          o    one-third or more but less than a majority; or

          o    a majority of all voting power.

         Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, we may present the question at any stockholders' meeting.

         If voting rights are not approved at the stockholders' meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders' meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our charter or bylaws.

         Our bylaws exempt from the Maryland control share statute any and all acquisitions of our common or preferred shares by any person who, as of December 31, 1996, owned in excess of 20% of the then outstanding shares of common stock and preferred stock of the Company. As of December 31, 1996, only Mr. Charles J. Urstadt, Chairman and Chief Executive Officer of the Company, beneficially owned in excess of 20% of the outstanding common and preferred shares of the Company. The Board of Directors has the right, however, to amend this exemption at any time in the future.

Dissolution Requirements

         Maryland law generally permits the dissolution of a corporation if approved (a) first by the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and (b) upon proper notice being given as to the purpose of the meeting, then by the stockholders of the corporation by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. This provision of the Maryland law could delay or deter our liquidation.

Certain Recent Provisions of Maryland Law

         Maryland law also provides that Maryland corporations that are subject to the Exchange Act and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

         o provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting,

         o    reserve for itself the right to fix the number of directors,

         o provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote,

         o retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director, and

         o provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

         In addition, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. While certain of these provisions are already contemplated by our charter and bylaws, the law would permit our Board of Directors to override further changes to the charter or bylaws. If implemented, these provisions could discourage offers to acquire our common stock or Class A common stock and could increase the difficulty of completing an offer.

STOCKHOLDER RIGHTS PLAN

         We have adopted a stockholder rights plan. Under the terms of this plan, we can in effect prevent a person or a group from acquiring more than 10% of the combined voting power of our outstanding shares of common stock and Class A common stock because, after (a) the person acquires more than 10% of the combined voting power of our outstanding common stock and Class A common stock, or (b) the commencement of a tender offer or exchange offer by any person (other than us, any one of our wholly owned subsidiaries or any of our employee benefit plans, or any Exempted Person (as defined below)), if, upon consummation of the tender offer or exchange offer, the person or group would beneficially own 30% or more of the combined voting power of our outstanding shares of common stock and Class A common stock, all other stockholders will have the right to purchase securities from us at a price that is less than their fair market value, which would substantially reduce the value and influence of the stock owned by the acquiring person. Our Board of Directors can prevent the plan from operating by approving of the transaction and redeeming the rights. This gives our Board of Directors significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in our Company. The rights plan exempts acquisitions of common stock and Class A common stock by Mr. Charles J. Urstadt, members of his family and certain of his affiliates.

CHANGE OF CONTROL AGREEMENTS

         We have entered into change of control agreements with four of our senior executives providing for the payment of money to these executives upon the occurrence of a change of control of the Company as defined in these agreements. If, within 18 months following a change of control, the Company terminates the executive's employment other than for cause, or if the executive elects to terminate his employment with the Company for reasons specified in the agreement, we will make a severance payment equal to a portion of the executive's base salary, together with medical and other benefits. In the case of Messrs. Charles J. Urstadt, Willing L. Biddle, James R. Moore and Raymond P. Argila, we will make a payment equal to their respective annual salaries plus benefits. Based upon their current salary and benefit levels, this provision would result in payments totaling $1,000,000 to Messrs. Urstadt, Biddle, Moore and Argila, in the aggregate. These agreements may deter changes of control of the Company because of the increased cost for a third party to acquire control of the Company.

INDEMNIFICATION AGREEMENTS

         We have entered into indemnification agreements with certain of our directors, indemnifying them against expenses, settlements, judgments and levies incurred in connection with any action, suit or proceeding, whether civil or criminal, where the individual's involvement results from his or her present or former position as a director.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS, MARYLAND LAW, STOCKHOLDER RIGHTS PLAN AND CHANGE OF CONTROL AGREEMENTS

         Certain provisions of our charter and bylaws, certain provisions of Maryland law, our stockholder rights plan and our change of control agreements with our officers could have the effect of delaying or preventing a transaction or a change in control in which holders of our Series C preferred stock might have the right to require us to repurchase all or any part of their shares or otherwise receive a premium for their shares above then-current market price or might otherwise deem to be in their best interests.

INTERESTS OF MR. CHARLES J. URSTADT

         As of July 15, 2003, Mr. Charles J. Urstadt, our Chairman and Chief Executive Officer, beneficially owns 2,402,925 shares of common stock and 307,850 shares of Class A common stock constituting approximately 31.5% of the voting power of our outstanding common equity securities. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of our common equity securities to effectively block certain proposals which require a vote of our stockholders. In addition, under Maryland law, certain business combinations between us and an interested stockholder will require the recommendation of our Board of Directors and the affirmative vote of at least (a) 80% of the outstanding shares of our common equity securities and (b) two-thirds of the outstanding shares of our common equity securities not held by such interested stockholder or its affiliates unless, among other things, certain "fair price" and other conditions are met. In view of the common equity securities beneficially owned by Mr. Urstadt, Mr. Urstadt may control a sufficient percentage of the voting power of common equity securities to effectively block a proposal respecting a business combination under these provisions of Maryland law with an interested stockholder.

                              SELLING STOCKHOLDERS

         We originally issued the Series C preferred stock on May 29, 2003 in a private placement to Ferris Baker, Watts, Incorporated and Stifel, Nicolaus & Company, Incorporated, whom we refer to as the initial purchasers. The initial purchasers then resold the Series C preferred stock in transactions not requiring registration under the Securities Act or applicable state securities laws to persons the initial purchasers reasonably believed to be "qualified institutional buyers", as defined in Rule 144A under the Securities Act, in compliance with Rule 144A.

         This prospectus relates to resales of Series C preferred stock by the selling stockholders as described below under "Plan of Distribution." The registration statement of which this prospectus forms a part has been filed with the SEC pursuant to the registration rights granted in connection with the original issue of the Series C preferred stock to afford the holders of the Series C preferred stock the opportunity to sell their shares in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act. In order to take advantage of that opportunity, a holder of the Series C preferred stock must provide information about itself and the shares it is selling as required under the Securities Act.

         The shares of Series C preferred stock offered hereby represent 100% of our outstanding Series C preferred stock as of the date of this prospectus. Because the selling stockholders may sell all or some portion of the shares of Series C preferred stock they beneficially own, we cannot estimate the number of shares of Series C preferred stock that will be beneficially owned by the selling stockholders after this offering. In addition, each selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of Series C preferred stock beneficially owned by it, all or a portion of the shares of Series C preferred stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.

         The following table sets forth: (i) the number of shares of Series C preferred stock beneficially owned by each selling stockholder as of August 6, 2003 and (ii) the number of shares of Series C preferred stock to be offered hereby by each selling stockholder. The information set forth below is based on information provided by each selling stockholder. The percentage ownership is based on 400,000 shares of Series C preferred stock outstanding. None of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of our shares or other of our securities.

                                               Shares Beneficially Owned Prior to Offering    Number of
                                               -------------------------------------------      Shares
Name of Selling Stockholder(1)                        Number                 Percent           Offered
------------------------------                        ------                 -------           -------
Admiral Insurance Company...............               8,000                   2.00%              8,000
AEW Real Estate Income Fund.............              27,000                   6.75%             27,000
Cohen & Steers Advantage Income Realty
   Fund, Inc............................              16,000                   4.00%             16,000
Cohen & Steers Equity Income Fund, Inc..
                                                      10,000                   2.50%             10,000
Cohen & Steers Premium Income Realty Fund,
   Inc..................................              16,000                   4.00%             16,000
Cohen & Steers Quality Income Realty Fund,
   Inc..................................              24,000                   6.00%             24,000
Cohen & Steers Total Return Realty Fund,
   Inc..................................               4,000                   1.00%              4,000
Cornell University......................               2,000                   0.50%              2,000
Kensington Select Income Fund...........              95,000                  23.75%             95,000
Neuberger Berman Realty Income Fund Inc.              60,000                  15.00%             60,000
Real Estate Income Fund, Inc............              63,000                  15.75%             63,000
Scudder RREEF Real Estate Fund, Inc.....              75,000                  18.75%             75,000


(1) Such persons have sole voting and investment power with respect to all shares of Series C preferred stock shown as being beneficially owned by them, and the information contained in the footnotes to this table.

         We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel in connection with this offering, but the selling stockholders will pay all selling expenses including, without limitation, any brokers' fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the selling stockholders. In addition, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The selling stockholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

         The selling stockholders may from time to time sell all or a portion of the Series C preferred stock offered by the selling stockholders hereby (a) in transactions at prevailing market prices on the NYSE or the AMEX in the event that the Series C preferred stock is approved for listing on either exchange or on NASDAQ in the event that the Series C preferred stock is approved for quotation through the NASDAQ, (b) in privately negotiated transactions at negotiated prices, or (c) in a combination of such methods of sale. However, there is no existing public trading market for our Series C preferred stock and there can be no assurance as to the liquidity of any markets that may develop for our Series C preferred stock or the ability of the holders to sell their Series C preferred stock or at what price holders of our Series C preferred stock will be able to sell their Series C preferred stock. In addition, there can be no assurance that an active trading market for our Series C preferred stock will develop. If a trading market for our Series C preferred stock does develop, our Series C preferred stock may trade at a discount from its initial offering price depending upon prevailing interest rates, the market for similar securities, our performance and other factors.

         The selling stockholders may sell the securities offered hereby to purchasers directly or may from time to time offer the securities through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the securities for whom they may act as agents. The selling stockholders and any persons who participate in the sale of the securities offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares of Series C preferred stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from any registration or qualification requirement is available and the requirements have been satisfied.

         Any dealer or broker participating in any distribution of the Series C preferred stock offered hereby may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of such Series C preferred stock from or through this dealer or broker. We have advised the selling stockholders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the shares of Series C preferred stock offered hereby. With certain exceptions, Regulation M precludes a selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Series C preferred stock.

         We will not receive any of the proceeds from the selling stockholders' sale of our Series C preferred stock. This registration statement will remain effective until the earlier of two years following the effective date of the registration statement and the time when all of our Series C preferred stock has been sold under the registration statement or otherwise ceased to be a Restricted Security (as defined in the registration rights agreement). In the event that any shares registered by this registration statement remain unsold at the end of such period, we may file a post-effective amendment to the registration statement for the purpose of deregistering any such unsold shares.

                              INDEPENDENT AUDITORS

         The consolidated financial statements of Urstadt Biddle Properties Inc. appearing in Urstadt Biddle Properties Inc.'s Annual Report (Form 10-K) for the year ended October 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and which is incorporated herein by reference. The pro forma adjustments to the financial statements of Urstadt Biddle Properties Inc. appearing in Urstadt Biddle Properties Inc.'s Current Report on Form 8-K dated July 29, 2003 have been examined by Ernst & Young LLP, as set forth in their report included therein and incorporated herein by reference. Such financial statements and pro forma adjustments referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

         The legality of the shares of Series C preferred stock offered in this offering has been passed upon by Miles & Stockbridge P.C., Baltimore, Maryland. The description of federal income tax consequences contained in the section of this prospectus entitled "Federal Income Tax Consequences of Our Status as a REIT" is based upon an opinion of Coudert Brothers LLP, New York, New York.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a copying fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Our SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to documents we have filed with the SEC that are not included in this prospectus. The information incorporated by reference is considered part of this prospectus. We incorporate by reference the documents listed below:

          o Our Annual Report on Form 10-K for the year ended October 31, 2002 filed on January 29, 2003;

          o Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2003 filed on March 14, 2003, as amended on March 19, 2003;

          o Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2003 filed on June 12, 2003;

          o    Our Definitive Proxy Statement filed on January 29, 2003;

          o    Our Current Report on Form 8-K filed on April 29, 2003; and

          o    Our Current Report on Form 8-K filed on July 29, 2003.

         We also incorporate by reference additional documents that may be subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. We also incorporate by reference such additional documents that may be subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of this registration statement.

         You may request a copy of these filings, at no cost, by writing or telephoning:

                   Urstadt Biddle Properties Inc.
                   Attn:  James R. Moore
                   Executive Vice President and Chief Financial Officer 321 Railroad Avenue
                   Greenwich, Connecticut  06830
                   (203) 863-8200

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of our securities in any state where the offer or solicitation is not authorized. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

         The statements that we make in this prospectus about the contents of any other documents are not necessarily complete, and are qualified in their entirety by referring you to the copy of that document, which is filed as an exhibit to our registration statement on Form S-3. You can obtain copies of these documents from the SEC or from us, as described above.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee...................      $3,236
Printing expenses......................     $15,000*
Accountants' fees......................     $15,000*
Listing fees...........................     $14,750
Counsel fees...........................     $25,000*
Miscellaneous..........................      $2,014*

Total..................................     $75,000*

---------------------
*  Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Charter and Bylaws of the Registrant provide that the Registrant shall indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the Maryland General Corporation Law (the "MGCL"). The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the Registrant, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful.

         The MGCL does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the Corporation. Further, a party may not be indemnified for a proceeding brought by that party against the Corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or by laws, a resolution of the board of directors or an agreement approved by the board of directors to which the Corporation is a party expressly provide otherwise.

ITEM 16.  EXHIBITS

EXHIBIT NUMBER          DESCRIPTION
         *4.1           Registration Rights Agreement between Urstadt Biddle Properties Inc. and
                        Ferris, Baker, Watts, Incorporated dated May 29, 2003.

         *4.2           Articles Supplementary for 8.5% Series C Senior Cumulative Preferred
                        Stock setting forth the powers, preferences and rights, and the qualifications, limitations and restrictions thereof.

        **4.3           Specimen 8.5% Series C Senior Cumulative Preferred Stock Certificate.

          4.4           Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit C of Amendment No. 1 to Registrant's Statement on
                        Form S-4 (SEC File No. 333-19113)).

                                      II-1

EXHIBIT NUMBER          DESCRIPTION
         4.5            Articles Supplementary of the Company (incorporated by reference to
                        Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K
                        dated August 3, 1998 (SEC File No. 001-12803)).
         4.6            Articles Supplementary of the Company (incorporated by reference to
                        Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January
                        8, 1998 (SEC File No. 001-12803)).

         4.7            Articles Supplementary of the Company (incorporated by reference to
                        Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K
                        dated March 12, 1997 (SEC File No. 001-12803)).
         4.8            By-laws of the Company (incorporated by reference to Exhibit D of
                        Amendment No. 1 to Registrant's Registration Statement on Form S-4 (SEC
                        File No. 333-19113).

         4.9            Amended and Restated Rights Agreement, dated as of July 31, 1998, between the Company and The Bank of New York, as Rights Agent
                        (incorporated by reference to Exhibit 10.1 of the Registrant's Current
                        Report on Form 8-K dated November 5, 1998 (SEC File No. 001-12803)).
         *5.1           Opinion of Miles & Stockbridge P.C. as to the legality of the securities.

         *8.1           Opinion of Coudert Brothers LLP as to tax matters.

        *12.1           Statement  Regarding  Computation  of Ratio of Earnings to Combined Fixed
                        Charges and Preferred Stock Dividends.

        *23.1           Consent of Ernst & Young LLP.

        *23.2           Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1).

        *23.3           Consent of Coudert Brothers LLP (included in Exhibit 8.1).

        *24.1           Power of Attorney  (located on the  signature  page of this  Registration
                        Statement).


-------------------
* As filed herewith.

** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission (the "SEC") by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, August 7, 2003.

                                         URSTADT BIDDLE PROPERTIES INC.

                                         By: /s/ Charles J. Urstadt
                                             --------------------------------
                                             Charles J. Urstadt
                                             Chairman of the Board and
                                             Chief Executive Officer


                                   SIGNATURES

/s/ Charles J. Urstadt              Chairman, Chief Executive Officer and
-----------------------------       Director (Principal Executive Officer)            August 7, 2003
Charles J. Urstadt


/s/ Willing L. Biddle               President, Chief Operating Officer and
-----------------------------       Director                                          August 7, 2003
Willing L. Biddle




/s/ James R. Moore                  Executive Vice President and Chief
-----------------------------       Financial Officer (Principal Financial
James R. Moore                      Officer and Principal Accounting Officer)         August 7, 2003



/s/ E. Virgil Conway                Director                                          August 7, 2003
------------------------------
E. Virgil Conway

/s/ Charles D. Urstadt              Director                                          August 7, 2003
------------------------------
Charles D. Urstadt


/s/ Peter Herrick                   Director                                          August 7, 2003
-------------------------------
Peter Herrick

/s/ Robert R. Douglass              Director                                          August 7, 2003
-------------------------------
Robert R. Douglass

                                      II-4


/s/ George H.C. Lawrence            Director                                          August 7, 2003
--------------------------------
George H.C. Lawrence


/s/ George J. Vojta                 Director                                          August 7, 2003
--------------------------------
George J. Vojta


                                POWER OF ATTORNEY

         Each person whose signature appears above hereby constitutes and appoints Charles J. Urstadt and Willing L. Biddle, or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and any other documents filed with the Securities and Exchange Commission) to this Registration Statement, and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent, or any of them, full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or any of them, or his or their substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the above persons in the capacities and on the dates indicated.

                                  EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION
         *4.1           Registration Rights Agreement between Urstadt Biddle Properties Inc. and
                        Ferris, Baker, Watts, Incorporated dated May 29, 2003.

         *4.2           Articles Supplementary for 8.5% Series C Senior Cumulative Preferred
                        Stock setting forth the powers, preferences and rights, and the qualifications, limitations and restrictions thereof.

       **4.3           Specimen 8.5% Series C Senior Cumulative Preferred Stock Certificate.

         4.4            Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit C of Amendment No. 1 to Registrant's Statement on
                        Form S-4 (SEC File No. 333-19113)).

         4.5            Articles Supplementary of the Company (incorporated by reference to
                        Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K
                        dated August 3, 1998 (SEC File No. 001-12803)).

         4.6            Articles Supplementary of the Company (incorporated by reference to
                        Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January
                        8, 1998 (SEC File No. 001-12803)).

         4.7            Articles Supplementary of the Company (incorporated by reference to
                        Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K
                        dated March 12, 1997 (SEC File No. 001-12803)).

         4.8            By-laws of the Company (incorporated by reference to Exhibit D of
                        Amendment No. 1 to Registrant's Registration Statement on Form S-4 (SEC
                        File No. 333-19113)).

         4.9            Amended and Restated Rights Agreement, dated as of July 31, 1998, between the Company and The Bank of New York, as Rights Agent
                        (incorporated by reference to Exhibit 10.1 of the Registrant's Current
                        Report on Form 8-K dated November 5, 1998 (SEC File No. 001-12803)).
         *5.1           Opinion of Miles & Stockbridge P.C. as to the legality of the securities.

         *8.1           Opinion of Coudert Brothers LLP as to tax matters.

        *12.1           Statement  Regarding  Computation  of Ratio of Earnings to Combined Fixed
                        Charges and Preferred Stock Dividends.

        *23.1           Consent of Ernst & Young LLP.

        *23.2           Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1).

        *23.3           Consent of Coudert Brothers LLP (included in Exhibit 8.1).

        *24.1           Power of Attorney  (located on the  signature  page of this  Registration
                        Statement).

-------------------
* As filed herewith.

** To be filed by amendment.

                                      II-6